EXHIBIT 99.1

Forest City Enterprises, Inc.

Supplemental Package

Three and Nine Months Ended October 31, 2004 and 2003

Forest City Enterprises, Inc. and Subsidiaries
Three and Nine Months Ended October 31, 2004 and 2003
Supplemental Package

NYSE: FCEA, FCEB

Index

This Supplemental Package, together with other statements and information publicly disseminated by the Company, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed on pages 5-12 of the Company's Form 10-K for the year ended January 31, 2004 and other factors that might cause differences, some of which could be material, include, but are not limited to, real estate development and investment risks including lack of satisfactory financing, construction and lease-up delays and cost overruns, the effect of economic and market conditions on a nationwide basis as well as regionally in areas where the Company has a geographic concentration of properties, reliance on major tenants, the impact of terrorist acts, the Company's substantial leverage and the ability to obtain and service debt, guarantees under the Company's credit facility, the level and volatility of interest rates, continued availability of tax-exempt government financing, the sustainability of substantial operations at the subsidiary level, illiquidity of real estate investments, dependence on rental income from real property, conflicts of interest, financial stability of tenants within the retail industry, which may be impacted by competition and consumer spending, potential liability from syndicated properties, effects of uninsured loss, environmental liabilities, partnership risks, litigation risks, the rate revenue increases versus the rate of expense increases, as well as other risks listed from time to time in the Company's reports filed with the United States Securities and Exchange Commission. The Company has no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

Corporate Overview

Corporate Description

Founded in 1920 and publicly traded since 1960, Forest City Enterprises, Inc. ("FCE" or the "Company") is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate properties in 19 states and the District of Columbia. At October 31, 2004, we had approximately $7.2 billion in total assets. We have a portfolio of real estate assets diversified both geographically and among property types. We operate our business through four strategic business units as follows:

- Commercial Group, our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects;

- Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments, adaptive re-use developments and supported-living facilities;

- Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects; and

- A new segment, the Nets, is a franchise of the National Basketball Association in which the Company is an equity investor.

- The Company's Lumber Group strategic business unit (formerly presented as Lumber Trading Group), which was sold on November 12 2004 to its employees, is no longer a reportable segment.

New Segment:

On August 16, 2004, the Company purchased a 21% ownership interest in the National Basketball Association ("NBA") franchise known as the New Jersey Nets (the "Nets") that will be reported on the equity method of accounting. The Company's economic ownership can decrease based on the achievement of certain thresholds as provided in the arrangement with its partner. The purchase of the interest in the Nets is the first step in the Company's efforts to pursue development projects, which include a new entertainment arena complex and adjacent developments combining housing, offices, shops and public open space. As the result of this investment, the Company had added a new reportable segment, the Nets. The Nets segment is primarily comprised of and will report on the sports operations of the basketball team.

In connection with the purchase of the franchise, the Company has provided an indemnity guarantee to the NBA for any losses arising from the purchase transaction, including the potential relocation of the team. The Company's indemnity is limited to $100,000,000 and is effective as long as the Company owns an interest in the team. The indemnification provisions are standard provisions that are required by the NBA. The Company has purchased a $100,000,000 insurance policy in connection with such indemnity. The Company evaluated the indemnity guarantee in accordance with FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* and determined that the fair value for the Company's liability for its obligations under the guarantee was not material. The Nets report on a December 31 year end.

Supplemental Operating and Financial Information

Supplemental Financial Information

This supplemental package contains certain financial measures prepared in accordance with the generally accepted accounting principles ("GAAP") under the full consolidation accounting method, and certain financial measures prepared in accordance with the pro-rata consolidation method, a non-GAAP financial measure. Along with net earnings, we use an additional measure, Earnings before Depreciation, Amortization and Deferred Taxes ("EBDT"), to report operating results. EBDT is a non-GAAP financial measure and may not be directly comparable to similarly-titled measures reported by other companies. We believe the financial measures presented under the pro-rata consolidation method, comparable net operating income ("NOI") and EBDT provide supplemental information about our operations. Although these financial measures are not presented in accordance with GAAP, we believe they are necessary to understand our business and operating results, along with net earnings and other GAAP financial measures. Our investors can use these non-GAAP financial measures as supplementary information to evaluate our business. Our non-GAAP financial measures are not intended to be performance measures that should be regarded as alternatives to, or more meaningful than, our GAAP financial measures.

Pro-Rata Consolidation Method

We present certain financial amounts under the pro-rata consolidation method, because we believe this information is useful to investors as this method reflects the manner in which we operate our business. In line with industry practice, we have made a large number of investments in which our economic ownership is less than 100% and as a means of procuring opportunities and sharing risk. Under the pro-rata consolidation method, we generally present our investments proportionate to our share of ownership. Under GAAP, the full consolidation method is used to report partnership assets and liabilities as consolidated at 100% if deemed to be under our control or if we are deemed to be the primary beneficiary for our investments in the variable interest entities ("VIE"), even if our ownership is not 100%. We provide reconciliations from the full consolidation method to the pro-rata consolidation method throughout our supplemental package.

Certain amounts in the Consolidated Balance Sheet Information and Consolidated Earnings Information are not comparable to the prior period due to the implementation of FIN No. 46 (R) at February 1, 2004, and the consolidation of four properties previously accounted under the equity method due to the acquisitions of our partners' interest.

EBDT - We believe that EBDT, along with net earnings, provides additional information about our core operations. While property dispositions, acquisitions or other factors can affect net earnings in the short-term, we believe EBDT presents a more consistent view of the overall financial performance of our business from period-to-period. EBDT is used by the chief operating decision maker and management to assess performance and resource allocations by strategic business unit and on a consolidated basis. EBDT is similar to funds from operations ("FFO"), a measure of performance used by publicly traded Real Estate Investment Trusts ("REITS"), but may not be directly comparable to similarly titled measures reported by other companies. (See pages 28-32 for additional discussion of EBDT as well as a reconciliation of EBDT to net earnings.)

Supplemental Operating Information

The operating information contained in this document includes: occupancy data, comparable NOI, reconciliation of NOI to net earnings, retail and office lease expirations, significant retail and office tenant listings and our development pipeline. We believe this information will give interested parties a better understanding and more information about the operating performance of our Company. The term "comparable," which is used throughout this document, is generally defined as including properties that were opened and operated in both three and nine month periods ended October 31, 2004 and 2003.

We believe occupancy rates, retail and office lease expirations base rent, and significant retail and office tenant listings represent meaningful operating statistics about our Company. This information will give interested parties a better understanding and more information about the operating performance of our Company.

Comparable NOI is useful because it measures the performance of the same properties on a period-to-period basis and, along with EBDT (as discussed beginning on page 28) is used to assess operating performance and resource allocation of our core business units. While property dispositions, acquisitions or other factors can impact net earnings in the short term, we believe comparable NOI gives a more consistent view of our overall performance from quarter-to-quarter and year-to-year. A reconciliation of net earnings, the most comparable financial measure calculated in accordance with GAAP, to NOI and reconciliation from NOI to comparable NOI is provided on pages 7-10 of this document. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 33-46.

Corporate Office

Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

SEC Form 10-K

A copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission can be found on our website or may be obtained without charge upon written request to:
    Thomas T. Kmiecik
    Assistant Treasurer
    tomkmiecik@forestcity.net

Website

www.forestcity.net
The information contained on this website is not incorporated herein by reference and does not constitute a part of this supplemental package.

Investor Relations

Thomas G. Smith
Executive Vice President,
Chief Financial Officer and Secretary

Transfer Agent and Registrar

National City Bank
Stock Transfer Department
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757
www.shareholder.inquiries@nationalcity.com

Stock Exchange Listing

NYSE: FCEA and FCEB

Dividend Reinvestment and Stock Purchase Plan

The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan") at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting National City at (800) 622-6757.

Occupancy Data
October 31, 2004 and 2003

We analyze our occupancy percentages by each of our major product lines as follows:

	Occupancy As of October 31, 2004	Average Occupancy YTD October 31, 2004	Occupancy As of October 31, 2003	Average Occupancy YTD October 31, 2003
Retail				
Comparable	**92.3%**	**92.1%**	90.5%	90.2%
Total	**90.9%**	**92.1%**	90.4%	90.3%
Office				
Comparable	**93.2%**	**92.6%**	92.6%	93.0%
Total	**92.5%**	**92.6%**	92.7%	89.1%
Residential				
Comparable	**92.2%**	**91.0%**	91.6%	90.6%
Total	**92.2%**	**90.0%**	91.1%	90.3%
Hotels				
Comparable		**75.8%**		73.0%
ADR		**$160.87**		$145.78

Retail and office occupancy as of October 31, 2004 and 2003 is based on square feet leased as of October 31, 2004 and 2003, respectively. Average Occupancy YTD as of October 31, 2004 and 2003 for retail and office is calculated by dividing the sum of leased square feet at the beginning and end of the period, by two. Residential occupancy as of October 31, 2004 and 2003 represents total units occupied divided by total units available. Average residential occupancy for the nine months ended October 31, 2004 and 2003 is calculated by dividing gross potential rent less vacancy by gross potential rent. Average Daily Rate ("ADR") is calculated by dividing revenue by the number of rooms sold for the nine months ended October 31, 2004 and 2003.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

We use NOI, along with EBDT as discussed on page 3, to assess operating performance. Comparable NOI is defined as NOI from properties opened and operated in both three and nine months periods ended October 31, 2004 and 2003. The following schedules on pages 6 and 8 present comparable NOI for each of our major product lines, as well as each strategic business unit under which those product lines operate. A reconciliation of NOI to the most comparable GAAP measure, net earnings, is presented on pages 9-10. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 33-46.

Comparable Net Operating Income (NOI) (% Change over same period, prior year)

	Three Months Ended October 31, 2004		Nine Months Ended October 31, 2004	
	Full Consolidation	**Pro-Rata Consolidation**	**Full Consolidation**	**Pro-Rata Consolidation**
Retail	(1.7)%	(0.1)%	1.4%	1.7%
Office	2.7%	3.7%	2.6%	3.1%
Hotel	62.6%	56.0%	48.3%	50.2%
Residential	(5.0)%	(4.8)%	(4.5)%	(4.9)%
Total	2.2%	2.5%	2.0%	2.1%

6

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Net Operating Income *(in thousands)*

	Three Months Ended October 31, 2004					Three Months Ended October 31, 2003					% Change	
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Pro-Rata Consolidation
Commercial Group												
Retail												
Comparable	$ 27,514	$ 4,353	$ 4,835	$ —	$ 27,996	$ 27,985	$ 4,735	$ 4,776	$ —	$ 28,026	(1.7)%	(0.1)%
Total	37,962	2,422	3,203	(13)	38,730	31,465	5,573	6,216	581	32,689		
Office Buildings												
Comparable	34,117	5,844	1,072	—	29,345	33,223	5,999	1,082	—	28,306	2.7%	3.7%
Total	42,928	7,147	1,072	380	37,233	42,794	8,632	1,082	811	36,055		
Hotels												
Comparable	6,679	973	970	—	6,676	4,107	458	630	—	4,279	62.6%	56.0%
Total	7,271	49	615	—	7,837	4,626	577	630	—	4,679		
Other	1,358	(687)	29	—	2,074	700	(1,310)	908	—	2,918		
Total Commercial Group												
Comparable	68,310	11,170	6,877	—	64,017	65,315	11,192	6,488	—	60,611	4.6%	5.6%
Total	89,519	8,931	4,919	367	85,874	79,585	13,472	8,836	1,392	76,341		
Residential Group												
Comparable	20,938	1,068	4,712	—	24,582	22,040	469	4,249	—	25,820	(5.0)%	(4.8)%
Total	25,654	1,159	7,590	1,585	33,670	21,801	399	5,510	1,582	28,494		
Total Real Estate Groups												
Comparable	89,248	12,238	11,589	—	88,599	87,355	11,661	10,737	—	86,431	2.2%	2.5%
Total	115,173	10,090	12,509	1,952	119,544	101,386	13,871	14,346	2,974	104,835		
Land Development Group	40,490	3,231	278	—	37,537	26,746	810	(16)	—	25,920		
The Nets	(1,630)	—	156	—	(1,474)	—	—	—	—	—		
Corporate Activities	(9,553)	—	—	—	(9,553)	(6,816)	—	—	—	(6,816)		
Grand Total	$144,480	$13,321	$12,943	$1,952	$146,054	$121,316	$14,681	$14,330	$2,974	$123,939		

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Net Operating Income *(in thousands)*

	Nine Months Ended October 31, 2004					Nine Months Ended October 31, 2003					% Change	
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Pro-Rata Consolidation
Commercial Group												
Retail												
Comparable	$ 84,531	$13,837	$14,178	$ —	$ 84,872	$ 83,339	$14,288	$14,365	$ —	$ 83,416	1.4%	1.7%
Total	116,439	11,808	9,409	1,263	115,303	96,044	17,242	16,888	1,761	97,451		
Office Buildings												
Comparable	102,878	17,607	3,212	—	88,483	100,224	17,652	3,264	—	85,836	2.6%	3.1%
Total	142,195	27,012	3,212	2,227	120,622	118,719	23,548	3,264	2,914	101,349		
Hotels												
Comparable	13,319	1,916	3,617	—	15,020	8,981	886	1,905	—	10,000	48.3%	50.2%
Total	19,056	2,758	1,861	—	18,159	17,327	4,610	1,905	—	14,622		
Other	865	(1,042)	932	—	2,839	4,647	(2,742)	3,011	—	10,400		
Total Commercial Group												
Comparable	200,728	33,360	21,007	—	188,375	192,544	32,826	19,534	—	179,252	4.3%	5.1%
Total	278,555	40,536	15,414	3,490	256,923	236,737	42,658	25,068	4,675	223,822		
Residential Group												
Comparable	63,966	3,536	14,045	—	74,475	66,969	1,424	12,769	—	78,314	(4.5)%	(4.9)%
Total	76,498	3,444	21,481	5,018	99,553	72,574	1,264	17,236	6,530	95,076		
Total Real Estate Groups												
Comparable	264,694	36,896	35,052	—	262,850	259,513	34,250	32,303	—	257,566	2.0%	2.1%
Total	355,053	43,980	36,895	8,508	356,476	309,311	43,922	42,304	11,205	318,898		
Land Development Group	73,760	4,943	671	—	69,488	41,148	1,928	485	—	39,705		
The Nets	(1,630)	—	156	—	(1,474)	—	—	—	—	—		
Corporate Activities	(24,059)	—	—	—	(24,059)	(19,194)	—	—	—	(19,194)		
Grand Total	$403,124	$48,923	$37,722	$8,508	$400,431	$331,265	$45,850	$42,789	$11,205	$339,409		

8

Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (GAAP) *(in thousands)*:

	Three Months Ended October 31, 2004					Three Months Ended October 31, 2003				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues from real estate operations	$256,108	$28,027	$ 67,604	$ 4,101	$299,786	$236,043	$35,480	$ 67,497	$ 6,830	$274,890
Exclude straight-line rent adjustment[1]	(4,915)	—	—	(202)	(5,117)	(3,921)	—	—	(287)	(4,208)
Adjusted revenues	**251,193**	**28,027**	**67,604**	**3,899**	**294,669**	**232,122**	**35,480**	**67,497**	**6,543**	**270,682**
Operating expenses	149,562	17,127	39,402	1,938	173,775	132,716	20,799	37,695	3,576	153,188
Add back depreciation and amortization for non-Real Estate Groups[b]	531	—	185	—	716	483	—	70	—	553
Exclude straight-line rent adjustment[2]	(1,942)	—	—	9	(1,933)	(1,547)	—	—	(7)	(1,554)
Adjusted operating expenses	**148,151**	**17,127**	**39,587**	**1,947**	**172,558**	**131,652**	**20,799**	**37,765**	**3,569**	**152,187**
Retained interest and interest income — Stapleton	24,169	2,417	—	—	21,752	—	—	—	—	—
Add equity in earnings of unconsolidated entities	10,777	4	(8,582)	—	2,191	11,433	—	(6,122)	—	5,311
Add back equity method depreciation expense (see below)	6,492	—	(6,492)	—	—	9,413	—	(9,280)	—	133
Net Operating Income	**144,480**	**13,321**	**12,943**	**1,952**	**146,054**	**121,316**	**14,681**	**14,330**	**2,974**	**123,939**
Interest expense, including loss on early extinguishment of debt	(67,771)	(6,391)	(12,943)	(1,338)	(75,661)	(47,449)	(8,703)	(14,330)	(2,470)	(55,546)
Gain on disposition of rental properties	—	—	—	31,397	31,397	—	—	—	6,358	6,358
Depreciation and amortization — Real Estate Groups[a]	(41,228)	(3,253)	(6,492)	(600)	(45,067)	(29,160)	(4,596)	(9,280)	(1,015)	(34,859)
Straight-line rent adjustment[1] + [2]	2,973	—	—	211	3,184	2,374	—	—	280	2,654
Equity method depreciation expense (see above)	(6,492)	—	6,492	—	—	(9,413)	—	9,280	—	(133)
Earnings before income taxes	**31,962**	**3,677**	**—**	**31,622**	**59,907**	**37,668**	**1,382**	**—**	**6,127**	**42,413**
Income tax provision	(11,486)	—	—	(12,490)	(23,976)	(16,086)	—	—	(2,424)	(18,510)
Earnings before minority interest and discontinued operations	**20,476**	**3,677**	**—**	**19,132**	**35,931**	**21,582**	**1,382**	**—**	**3,703**	**23,903**
Minority Interest	(3,677)	(3,677)	—	—	—	(1,382)	(1,382)	—	—	—
Earnings from continuing operations	16,799	—	—	19,132	35,931	20,200	—	—	3,703	23,903
Discontinued operations, net of tax and minority interest:										
Operating earnings from Lumber Group	1,409	—	—	—	1,409	2,069	—	—	—	2,069
Operating earnings from rental properties	153	—	—	(153)	—	(141)	—	—	141	—
Gain on disposition of rental properties	18,979	—	—	(18,979)	—	3,844	—	—	(3,844)	—
	20,541	—	—	(19,132)	1,409	5,772	—	—	(3,703)	2,069
Net earnings	**$ 37,340**	**$ —**	**$ —**	**$ —**	**$ 37,340**	**$ 25,972**	**$ —**	**$ —**	**$ —**	**$ 25,972**
(a) Depreciation and amortization - Real Estate Groups	$ 41,228	$ 3,253	$ 6,492	$ 600	$ 45,067	$ 29,160	$ 4,596	$ 9,280	$ 1,015	$ 34,859
(b) Depreciation and amortization - Non-Real Estate Groups	531	—	185	—	716	483	—	70	—	553
Total depreciation and amortization	$ 41,759	$ 3,253	$ 6,677	$ 600	$ 45,783	$ 29,643	$ 4,596	$ 9,350	$ 1,015	$ 35,412

9

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (GAAP) *(in thousands)*:

	Nine Months Ended October 31, 2004					Nine Months Ended October 31, 2003				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues from real estate operations	$ 762,152	$108,358	$200,670	$ 16,753	$ 871,217	$ 646,709	$111,366	$192,866	$23,160	$ 751,369
Exclude straight-line rent adjustment [1]	(10,052)	—	—	(849)	(10,901)	(8,136)	—	—	(854)	(8,990)
Adjusted revenues	**752,100**	**108,358**	**200,670**	**15,904**	**860,316**	**638,573**	**111,366**	**192,866**	**22,306**	**742,379**
Operating expenses	434,704	62,368	118,097	7,401	497,834	366,614	65,516	107,605	11,122	419,825
Add back depreciation and amortization for non-Real Estate Groups [b]	1,614	—	343	—	1,957	1,477	—	150	—	1,627
Exclude straight-line rent adjustment [2]	(8,250)	—	—	(5)	(8,255)	(3,784)	—	—	(21)	(3,805)
Adjusted operating expenses	**428,068**	**62,368**	**118,440**	**7,396**	**491,536**	**364,307**	**65,516**	**107,755**	**11,101**	**417,647**
Retained interest and interest income — Stapleton	29,337	2,933	—	—	26,404	—	—	—	—	—
Add equity in earnings of unconsolidated entities	60,671	—	(55,661)	—	5,010	33,103	—	(18,806)	—	14,297
Remove gain on disposition of equity method operating properties	(31,996)	—	31,996	—	—	—	—	—	—	—
Add back equity method depreciation expense (see below)	21,080	—	(20,843)	—	237	23,896	—	(23,516)	—	380
Net Operating Income	**403,124**	**48,923**	**37,722**	**8,508**	**400,431**	**331,265**	**45,850**	**42,789**	**11,205**	**339,409**
Interest expense, including loss on early extinguishment of debt	(183,794)	(20,507)	(37,722)	(5,254)	(206,263)	(144,274)	(23,722)	(42,789)	(6,943)	(170,284)
Gain on disposition of equity method rental properties [c]	31,996	—	—	—	31,996	—	—	—	—	—
(Loss) gain on disposition of rental properties, divisions and other investments	—	—	—	52,037	52,037	(431)	—	—	6,446	6,015
Provision for decline in real estate	—	—	—	—	—	(1,624)	—	—	(773)	(2,397)
Depreciation and amortization — Real Estate Groups [a]	(122,887)	(8,634)	(20,843)	(2,638)	(137,734)	(85,476)	(13,545)	(23,516)	(3,404)	(98,851)
Straight-line rent adjustment [1] + [2]	1,802	—	—	844	2,646	4,352	—	—	833	5,185
Equity method depreciation expense (see above)	(21,080)	—	20,843	—	(237)	(23,896)	—	23,516	—	(380)
Earnings before income taxes	**109,161**	**19,782**	**—**	**53,497**	**142,876**	**79,916**	**8,583**	**—**	**7,364**	**78,697**
Income tax provision	(36,262)	—	—	(21,090)	(57,352)	(30,578)	—	—	(2,910)	(33,488)
Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle	**72,899**	**19,782**	**—**	**32,407**	**85,524**	**49,338**	**8,583**	**—**	**4,454**	**45,209**
Minority Interest	(19,782)	(19,782)	—	—	—	(8,583)	(8,583)	—	—	—
Earnings from continuing operations	**53,117**	**—**	**—**	**32,407**	**85,524**	**40,755**	**—**	**—**	**4,454**	**45,209**
Discontinued operations, net of tax and minority interest:										
Operating earnings from Lumber Group	5,764	—	—	—	5,764	2,158	—	—	—	2,158
Operating earnings from rental properties	950	—	—	(950)	—	557	—	—	(557)	—
Loss on disposition of one division of Lumber Group	(661)	—	—	—	(661)	—	—	—	—	—
Gain on disposition of rental properties	31,457	—	—	(31,457)	—	3,897	—	—	(3,897)	—
	37,510	—	—	(32,407)	5,103	6,612	—	—	(4,454)	2,158
Cumulative effect of change in accounting principle, net of tax	(11,261)	—	—	—	(11,261)	—	—	—	—	—
Net earnings	**$ 79,366**	**$ —**	**$ —**	**$ —**	**$ 79,366**	**$ 47,367**	**$ —**	**$ —**	**$ —**	**$ 47,367**
(a) Depreciation and amortization — Real Estate Groups	$ 122,887	$ 8,634	$ 20,843	$ 2,638	$ 137,734	$ 85,476	$ 13,545	$ 23,516	$ 3,404	$ 98,851
(b) Depreciation and amortization — Non-Real Estate Groups	1,614	—	343	—	1,957	1,477	—	150	—	1,627
Total depreciation and amortization	$ 124,501	$ 8,634	$ 21,186	$ 2,638	$ 139,691	$ 86,953	$ 13,545	$ 23,666	$ 3,404	$ 100,478

Note c: Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144 and therefore are reported in continuing operations when sold. For the nine months ended October 31, 2004, three equity method investments were sold including *Chapel Hill Mall*, *Chapel Hill Suburban* and *Manhattan Town Center Mall*, resulting in a gain on disposition of $31,996 which is included in Equity in Earnings of Unconsolidated Entities in the Company's Consolidated Statement of Earnings.

Retail Lease Expirations
As of October 31, 2004

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES[3]	PERCENTAGE OF TOTAL LEASED GLA[1]	NET BASE RENT EXPIRING[2]	PERCENTAGE OF TOTAL BASE RENT	AVERAGE BASE RENT PER SQUARE FEET EXPIRING[3]
2004	62	153,056	1.64%	$ 3,312,489	1.97%	$27.96
2005	136	372,587	3.99	6,595,317	3.92	22.34
2006	203	492,252	5.27	10,789,528	6.41	28.51
2007	145	530,412	5.68	8,363,089	4.97	21.60
2008	155	586,483	6.28	10,178,551	6.05	23.73
2009	191	638,831	6.84	10,916,897	6.49	23.63
2010	96	397,611	4.26	7,664,440	4.56	24.95
2011	247	1,069,107	11.45	25,124,635	14.93	28.43
2012	117	694,510	7.44	13,189,962	7.84	28.68
2013	148	633,992	6.79	15,955,320	9.48	28.56
2014	124	543,800	5.82	9,518,995	5.66	26.18
Thereafter	102	3,226,278	34.54	46,635,226	27.72	19.88
TOTAL	**1,726**	**9,338,919**	**100.00%**	**$168,244,449**	**100.00%**	**$23.96**

(1) GLA = Gross Leasable Area.
(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, step rents and contingent rental payments, which are not reasonably estimatable.
(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

11

Office Lease Expirations
As of October 31, 2004

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES[3]	PERCENTAGE OF TOTAL LEASED GLA[1]	NET BASE RENT EXPIRING[2]	PERCENTAGE OF TOTAL BASE RENT	AVERAGE BASE RENT PER SQUARE FEET EXPIRING[3]
2004	23	50,792	0.63%	$ 811,882	0.48%	$20.06
2005	68	536,190	6.61	9,924,601	5.83	24.26
2006	50	610,704	7.53	9,673,799	5.68	23.55
2007	43	318,423	3.92	5,754,907	3.38	23.50
2008	53	454,727	5.60	8,511,713	5.00	22.69
2009	33	310,457	3.83	6,056,634	3.56	24.89
2010	22	925,351	11.41	13,268,334	7.79	22.56
2011	8	233,104	2.87	6,818,317	4.00	31.50
2012	11	1,074,782	13.25	26,793,202	15.73	31.70
2013	15	625,409	7.71	11,813,796	6.93	23.41
2014	8	559,478	6.90	11,916,390	6.99	27.58
Thereafter	20	2,413,910	29.74	58,981,854	34.63	30.54
TOTAL	**354**	**8,113,327**	**100.00%**	**$170,325,429**	**100.00%**	**$27.12**

(1) GLA = Gross Leasable Area.
(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, step rents and contingent rental payments, which are not reasonably estimatable.
(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

12

Schedule of Significant Retail Tenants
As of October 31, 2004

(Based on net base rent 1% or greater of the Company's ownership share)

TENANT	LEASED SQUARE FEET	PERCENTAGE OF TOTAL RETAIL SQUARE FEET
Regal Entertainment Group	492,180	5.27%
The Gap	287,813	3.08
The Home Depot	282,000	3.02
AMC Entertainment, Inc.	273,731	2.93
TJX Companies	247,354	2.65
Dick's Sporting Goods	226,408	2.42
The Limited	220,581	2.36
Circuit City Stores, Inc.	164,842	1.77
Abercrombie & Fitch Stores, Inc.	136,227	1.46
Pathmark Stores	123,500	1.32
Footlocker, Inc.	118,720	1.27
Ahold USA (Stop & Shop)	115,861	1.24
Best Buy Stores	102,661	1.10
DSW Shoe Warehouse, Inc.	89,820	0.96
Sub-Total	2,881,698	30.85
All Others	6,457,221	69.15
Total	**9,338,919**	**100.00%**

Schedule of Significant Office Tenants
As of October 31, 2004

(Based on net base rent 2% or greater of the Company's ownership share)

TENANT	LEASED SQUARE FEET	PERCENTAGE OF TOTAL OFFICE SQUARE FEET
City of New York	816,190	10.06%
Millennium Pharmaceuticals, Inc.	725,833	8.95
U.S. Government	609,893	7.52
Keyspan Energy	450,004	5.55
Morgan Stanley & Co.	444,685	5.48
Securities Industry Automation Corp.	428,786	5.28
Wellchoice, Inc.	392,514	4.84
Bank of New York	317,572	3.91
Bear Stearns	275,244	3.39
Forest City Enterprises, Inc.	263,563	3.25
Alkermes, Inc.	210,248	2.59
Sub-Total	4,934,532	60.82%
All Others	3,178,795	39.18
Total	**8,113,327**	**100.00%**

Development Pipeline
October 31, 2004
2004 Openings/Acquisitions (8)

Property	Location	Dev.(D) Acq.(A)	Date Opened / Acquired	Legal Ownership%[t]	Pro-Rata %[t] (1)	Cost at Full Consolidation (GAAP)[a]	Total Cost at 100% (2)	Cost at Pro-Rata Share (Non-GAAP)[b] (1)X(2)	Square Feet/ Number of Units
								(in millions)	
Retail Centers:									
Brooklyn Commons	Brooklyn, NY	D	Q2-04	70.0%	100.0%	$ 21.5	$ 21.5	$ 21.5	151,000
Atlantic Terminal	Brooklyn, NY	D	Q2-04	70.0%	100.0%	90.1	90.1	90.1	373,000
Quartermaster Plaza	Philadelphia, PA	D	Q3-04	70.0%	100.0%	69.7	69.7	69.7	459,000
Victoria Gardens	Rancho Cucamonga, CA	D	Q3-04	80.0%	80.0%	182.8	182.8	146.2	1,034,000[1]
						$364.1	$364.1	$327.5	2,017,000
Office:									
Atlantic Terminal (2 Hanson Place)	Brooklyn, NY	D	Q2-04	70.0%	100.0%	$107.9	$107.9	$107.9	399,000
Residential:									
East 29th Avenue Town Center/Botanica	Denver, CO	D	Q1-04	90.0%	90.0%	$ 46.0	$ 46.0	$ 41.4	157[h]
Sterling Glen of Rye Brook [i] [p] [c]	Rye Brook, NY	D	Q1-04	40.0%	40.0%	0.0	58.3	23.3	165
Emerald Palms Expansion	Miami, FL	D	Q2-04	100.0%	100.0%	9.5	9.5	9.5	86
						$ 55.5	$113.8	$ 74.2	408
Total 2004 Openings/Acquisitions[b] [d]						$527.5	$585.8	$509.6	

									Opened in '04/Total
Residential phased-in units under construction:[c][e]									
Settler's Landing at Greentree	Streetsboro, OH	D	2001-04	50.0%	50.0%	$ 0.0	$ 25.9	$ 13.0	68/408
Woodgate/Evergreen Farms	Olmsted Township, OH	D	2004-07	33.0%	33.0%	0.0	22.5	7.4	36/348
Eaton Ridge	Sagamore Hills, OH	D	2002-04	50.0%	50.0%	0.0	14.7	7.4	36/260
Newport Landing	Coventry, OH	D	2002-05	50.0%	50.0%	0.0	16.0	8.0	48/336
Total[b][s]						$ 0.0	$ 79.1	$ 35.8	188/1,352

See attached October 31, 2004 footnotes.

Development Pipeline
October 31, 2004
2004 Under Construction or to be Acquired (18)

Property	Location	Dev.(D) Acq.(A)	Anticipated Opening	Legal Ownership%[t]	Pro-Rata %[t] (1)	Cost at Full Consolidation (GAAP)[a]	Total Cost at 100% (2)	Cost at Pro-Rata Share (Non-GAAP)[b] (1)X(2)	Square Feet/ Number of Units	Pre-Leased (Wtd. Avg.)
						(in millions)				
Retail Centers:										
Hispanic Retail Group-Gigante [c]	Inglewood, CA	D	Q1-05	19.0%	19.0%	$ 0.0	$ 9.6	$ 1.8	53,000	100%
Saddle Rock	Aurora, CO	D	Q1-05	80.0%	80.0%	31.8	31.8	25.4	185,000	30%
Northfield at Stapleton	Denver, CO	D	Q3-05	90.0%	90.0%	165.1	165.1	148.6	779,000[k]	48%
Simi Valley	Simi Valley, CA	D	Q3-05	85.0%	85.0%	131.2	131.2	111.5	600,000	68%
Short Pump Expansion	Richmond, VA	D	Q3-05	50.0%	100.0%	27.6	27.6	27.6	87,000	73%
San Francisco Centre [c][o]	San Francisco, CA	D	Q3-06	50.0%	50.0%	0.0	416.2	208.1	964,000[m]	8%
						$355.7	$ 781.5	$ 523.0	2,668,000	39%
Office:										
University of Pennsylvania[n]	Philadelphia, PA	A	Q4-04	100.0%	100.0%	56.5	56.5	56.5	123,000	100%
Twelve MetroTech Center	Brooklyn, NY	D	Q2-05	80.0%	80.0%	52.1	52.1	41.7	177,000[g]	0%
New York Times[c]	Manhattan, NY	D	Q2-07	28.0%	40.0%	0.0	415.0	166.0	734,000	0%
						$108.6	$ 523.6	$ 264.2	1,034,000	12%
Residential:										
23 Sidney Street	Cambridge, MA	D	Q1-05	100.0%	100.0%	$ 17.7	$ 17.7	$ 17.7	51	
Subway Terminal	Los Angeles, CA	D	Q1-05	100.0%	100.0%	57.3	57.3	57.3	277	
Metropolitan Lofts[c]	Los Angeles, CA	D	Q1-05	50.0%	50.0%	0.0	62.3	31.2	264	
Ashton Mill	Providence, RI	D	Q1-05	100.0%	100.0%	28.9	28.9	28.9	193	
Sterling Glen of Lynbrook [i][q]	Lynbrook, NY	D	Q2-05	80.0%	80.0%	27.5	27.5	22.0	100	
100 Landsdowne	Cambridge, MA	D	Q3-05	100.0%	100.0%	65.3	65.3	65.3	203	
Central Station Apartments	Chicago, IL	D	Q1-06	100.0%	100.0%	115.8	115.8	115.8	502	
Sterling Glen of Roslyn[r]	Roslyn, NY	D	Q2-06	80.0%	80.0%	72.1	72.1	57.8	158	
Ohana Military Communities[c]	Honolulu, HI	D	Q1-08	7.0%	7.0%	0.0	316.5	22.2	1,952	
						$384.6	$ 763.4	$ 418.2	3,700	
Total 2004 Under Construction[b][j]						$848.9	$2,068.5	$1,205.4		

									Under Const./Total	
Residential phased-in units under construction:[c][e]										
Settler's Landing at Greentree	Streetsboro, OH		2001-04	50.0%	50.0%	$ 0.0	$ 25.9	$ 13.0	36/408	
Arbor Glen	Twinsburg, OH		2001-07	50.0%	50.0%	0.0	18.8	9.4	144/288	
Newport Landing	Coventry, OH		2002-05	50.0%	50.0%	0.0	16.0	8.0	60/336	
Woodgate/Evergreen Farms	Olmsted Township, OH		2004-07	33.0%	33.0%	0.0	22.5	7.4	312/348	
Pine Ridge Expansion	Willoughby, OH		2004-06	50.0%	50.0%	0.0	16.4	8.2	162/162	
Total[b][f]						$ 0.0	$ 99.6	$ 46.0	714/1,542	

See attached October 31, 2004 footnotes.

Development Pipeline
October 31, 2004 Footnotes

(a)   Amounts are presented on the full consolidation method of accounting, a GAAP measure. Under full consolidation, costs are reported as consolidated at 100% if we are deemed to have control or to be the primary beneficiary of our investments in the variable interest entity ("VIE").

(b)   Cost at Pro-rata Share represents Forest City's share of cost, based on its pro-rata ownership of each property (a Non-GAAP measure). Under the pro-rata consolidation method of accounting the Company determines its pro-rata share by multiplying its pro-rata ownership by the total cost of the applicable property.

(c)   Reported under the equity method of accounting. This method represents a GAAP presentation for investments in which the Company is not deemed to have control or to be the primary beneficiary of our investments in a VIE.

(d)   The difference between the full consolidation amount (GAAP) of $527.5 million of cost to the Company's pro-rata share (a non-GAAP measure) of $509.6 million of cost consists of a reduction to full consolidation for minority interest of $41.3 million of cost and the addition of its share of cost for unconsolidated investments of $23.3 million.

(e)   Phased-in openings. Costs are representative of the total project.

(f)   The difference between the full consolidation amount (GAAP) of $0.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $46.0 million of cost consists of the Company's share of cost for unconsolidated investments of $46.0 million.

(g)   Represents the Company's portion of this 1.1 million square-foot office condominium.

(h)   Project also includes 141,000 total square feet (57,000 square feet owned/managed by Forest City) of retail and 34,000 square feet of office space.

(i)   Supported-living property.

(j)   The difference between the full consolidation amount (GAAP) of $848.9 million of cost to the Company's pro-rata share (a non-GAAP measure) of $1,205.4 million of cost consists of a reduction to full consolidation for minority interest of $72.8 million of cost and the addition of its share of cost for unconsolidated investments of $429.3 million.

(k)   Includes 30,000 square feet of office space.

(l)   Includes 45,000 square feet of office space.

(m)   Includes 235,000 square feet of office space.

(n)   The Company will have an option to acquire this property.

(o)   This project will also include the acquisition of an adjacent retail center totaling 508,000 square feet.

(p)   Formerly Stone Gate at Bellefair.

(q)   Formerly Tanglewood Crest.

(r)   Formerly Bryant Landing.

(s)   The difference between the full consolidation amount (GAAP) of $0.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $35.8 million of cost consists of its share of cost for unconsolidated investments of $35.8 million.

(t)   As is customary within the real estate industry, the Company invests in certain real estate projects through joint ventures. For these projects, the Company provides funding for certain of its partners' equity contributions. The Company consolidates its investments in these projects in accordance with FIN No. 46(R) at a consolidation percentage (reflected in the Pro-Rata % column). These advances entitle the Company to a preferred return on investment, which is payable from cash flows of each respective property. At the point the Company is no longer entitled to a preferred return on a particular joint venture because the partner's advance has been repaid in full, the Company's net assets will be adjusted to its intended ownership percentage (reflected in the Legal Ownership % column) by recording a minority interest to reflect the amount of the partner's claim on those net assets.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Scheduled Maturities Table: Nonrecourse Mortgage Debt *(dollars in thousands)*
As of October 31, 2004

	Period Ending January 31, 2005				Fiscal Year Ending January 31, 2006			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	71,241	3,523	3,647	71,365	140,297	13,521	44,604	171,380
Weighted average rate	6.16%	6.99%	7.49%	6.19%	7.11%	6.86%	8.89%	7.59%
UDAG	18,036	23	10,728	28,741	10,931	94	—	10,837
Weighted average rate	0.00%	0.00%	8.00%	2.99%	3.87%	0.0%	0.0%	3.90%
Total fixed-rate debt	89,277	3,546	14,375	100,106	151,228	13,615	44,604	182,217
Variable:								
Variable-rate debt	83,206	13,821	19,528	88,913	189,738	31,831	8,154	166,061
Weighted average rate	4.31%	4.02%	3.89%	4.26%	4.27%	3.97%	4.52%	4.33%
Tax-Exempt	7,940	1,985	5,337	11,292	174,835	19,165	40,057	195,727
Weighted average rate	3.51%	3.51%	3.14%	3.33%	3.09%	3.21%	2.42%	2.95%
Total variable-rate debt	91,146	15,806	24,865	100,205	364,573	50,996	48,211	361,788
Total Nonrecourse Mortgage Debt	**180,423**	**19,352**	**39,240**	**200,311**	**515,801**	**64,611**	**92,815**	**544,005**
Weighted Average Rate	**4.58%**	**4.50%**	**5.25%**	**4.71%**	**4.63%**	**4.34%**	**5.72%**	**4.85%**

	Fiscal Year Ending January 31, 2007				Fiscal Year Ending January 31, 2008			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	482,029	73,091	38,610	447,548	136,448	22,763	116,724	230,409
Weighted average rate	6.67%	6.26%	7.75%	6.83%	7.08%	7.23%	7.47%	7.26%
UDAG	8,169	501	—	7,668	589	145	—	444
Weighted average rate	0.09%	0.32%	0.0%	0.08%	2.16%	2.33%	0.0%	2.10%
Total fixed-rate debt	490,198	73,592	38,610	455,216	137,037	22,908	116,724	230,853
Variable:								
Variable-rate debt	267,311	78,897	30,808	219,222	81,222	21,889	12,471	71,804
Weighted average rate	5.38%	6.06%	5.07%	5.09%	4.29%	4.37%	3.41%	4.11%
Tax-Exempt	51,000	300	5,287	55,987	127,670	2,400	2,594	127,864
Weighted average rate	2.29%	2.36%	3.48%	2.40%	3.24%	3.29%	5.26%	3.28%
Total variable-rate debt	318,311	79,197	36,095	275,209	208,892	24,289	15,065	199,668
Total Nonrecourse Mortgage Debt	**808,509**	**152,789**	**74,705**	**730,425**	**345,929**	**47,197**	**131,789**	**430,521**
Weighted Average Rate	**5.90%**	**6.13%**	**6.35%**	**5.90%**	**5.00%**	**5.68%**	**7.05%**	**5.55%**

Scheduled Maturities Table: Nonrecourse Mortgage Debt *(dollars in thousands)* **(continued)**
As of October 31, 2004

	Fiscal Year Ending January 31, 2009				Thereafter			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	227,878	20,191	91,091	298,778	1,959,430	237,819	319,673	2,041,284
Weighted average rate	7.20%	7.15%	6.85%	7.10%	6.70%	7.40%	6.55%	6.60%
UDAG	581	151	967	1,397	67,838	19,386	—	48,452
Weighted average rate	2.06%	2.41%	0.00%	0.60%	1.69%	1.30%	0.0%	1.85%
Total fixed-rate debt	228,459	20,342	92,058	300,175	2,027,268	257,205	319,673	2,089,736
Variable:								
Variable-rate debt	29,349	3,315	8,269	34,303	131,735	—	46,677	178,412
Weighted average rate	4.61%	5.12%	7.01%	5.14%	4.75%	0.0%	3.37%	4.39%
Tax-Exempt	16,000	3,200	—	12,800	275,825	27,781	43,999	292,043
Weighted average rate	3.31%	3.31%	0.0%	3.31%	2.74%	2.69%	2.68%	2.74%
Total variable-rate debt	45,349	6,515	8,269	47,103	407,560	27,781	90,676	470,455
Total Nonrecourse Mortgage Debt	**273,808**	**26,857**	**100,327**	**347,278**	**2,434,828**	**284,986**	**410,349**	**2,560,191**
Weighted Average Rate	**6.68%**	**6.41%**	**6.80%**	**6.74%**	**6.01%**	**6.52%**	**5.77%**	**5.92%**

	Total			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	3,017,323	370,908	614,349	3,260,764
Weighted average rate	6.76%	7.12%	7.02%	6.77%
UDAG	106,144	20,300	11,695	97,539
Weighted average rate	1.51%	1.29%	7.34%	2.25%
Total fixed-rate debt	3,123,467	391,208	626,044	3,358,303
Variable:				
Variable-rate debt	782,561	149,753	125,907	758,715
Weighted average rate	4.75%	5.16%	4.19%	4.57%
Tax-Exempt	653,270	54,831	97,274	695,713
Weighted average rate	2.92%	2.96%	2.71%	2.89%
Total variable-rate debt	1,435,831	204,584	223,181	1,454,428
Total Nonrecourse Mortgage Debt	**4,559,298**	**595,792**	**849,225**	**4,812,731**
Weighted Average Rate	**5.74%**	**6.05%**	**6.11%**	**5.77%**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

As discussed on page 2, we present certain financial amounts under the pro-rata consolidation method (a non-GAAP measure). This information is useful to our investors because we believe that it more accurately reflects the manner in which we operate our business. This is because, in line with industry practice, we have a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. The information in the tables below present amounts for both full consolidation, a GAAP measure, and pro-rata consolidation, providing a reconciliation of the difference between the two methods. Under the pro-rata consolidation method, we present our partnership investments proportionate to our share of ownership for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed under our control or if we are deemed to be the primary beneficiary for our investments in a VIE. Partnership assets and liabilities are reported on the equity or cost method of accounting if we do not have control, or, in the case of investments in VIEs, the Company is not deemed the primary beneficiary.

Consolidated Balance Sheet Information – October 31, 2004 (Unaudited)

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$5,646,613	$ 822,562	$ 906,766	$5,730,817
Projects under development	589,473	28,111	109,952	671,314
Land held for development or sale	96,922	4,078	88,137	180,981
Total Real Estate	6,333,008	854,751	1,104,855	6,583,112
Less accumulated depreciation	(850,845)	(137,020)	(243,201)	(957,026)
Real Estate, net	5,482,163	717,731	861,654	5,626,086
Cash and equivalents	70,684	13,022	30,592	88,254
Restricted cash	426,266	35,172	65,732	456,826
Notes and accounts receivable, net	203,951	44,208	8,500	168,243
Investments in and advances to real estate affiliates	456,900	—	(104,440)	352,460
Other assets	367,198	37,292	101,619	431,525
Lumber group assets – held for sale	248,725	—	—	248,725
Total Assets	$7,255,887	$ 847,425	$ 963,657	$7,372,119
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$4,559,298	$ 595,792	$ 849,225	$4,812,731
Notes payable	91,567	16,544	40,570	115,593
Long-term credit facility	115,000	—	—	115,000
Senior and subordinated debt	449,400	—	—	449,400
Accounts payable and accrued expenses	544,355	121,030	73,862	497,187
Deferred income taxes	340,472	—	—	340,472
Lumber group liabilities – held for sale	231,554	—	—	231,554
Total Liabilities	6,331,646	733,366	963,657	6,561,937
Minority interest	114,059	114,059	—	—
Total Shareholders' Equity	810,182	—	—	810,182
Total Liabilities and Shareholders' Equity	$7,255,887	$ 847,425	$ 963,657	$7,372,119

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Consolidated Balance Sheet Information – January 31, 2004

	Full Consolidation	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$4,504,756	$ 706,045	$ 996,505	$4,795,216
Projects under development	506,986	72,999	123,578	557,565
Land held for development or sale	70,853	—	49,607	120,460
Total Real Estate	5,082,595	779,044	1,169,690	5,473,241
Less accumulated depreciation	(715,482)	(109,941)	(215,350)	(820,891)
Real Estate, net	4,367,113	669,103	954,340	4,652,350
Cash and equivalents	107,491	16,830	29,413	120,074
Restricted cash	257,795	38,678	23,059	242,176
Notes and accounts receivable, net	217,258	21,440	18,331	214,149
Investments in and advances to real estate affiliates	432,584	—	(78,634)	353,950
Other assets	285,423	44,455	31,562	272,530
Lumber group assets – held for sale	256,408	—	—	256,408
Total Assets	$5,924,072	$ 790,506	$ 978,071	$6,111,637
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$3,634,177	$ 618,798	$ 910,866	$3,926,245
Notes payable	86,030	16,529	8,948	78,449
Long-term credit facility	56,250	—	—	56,250
Senior and subordinated debt	349,400	—	—	349,400
Accounts payable and accrued expenses	463,023	106,705	58,257	414,575
Deferred income taxes	294,925	—	—	294,925
Lumber group liabilities – held for sale	242,882	—	—	242,882
Total Liabilities	5,126,687	742,032	978,071	5,362,726
Minority interest	48,474	48,474	—	—
Total Shareholders' Equity	748,911	—	—	748,911
Total Liabilities and Shareholders' Equity	$5,924,072	$ 790,506	$ 978,071	$6,111,637

21

Consolidated Earnings Information – Three Months Ended October 31, 2004 (Unaudited)

	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$256,108	$28,027	$67,604	$ 4,101	$299,786
Expenses					
Operating expenses	149,562	17,127	39,402	1,938	173,775
Interest expense, including early extinguishment of debt	67,771	6,391	12,943	1,338	75,661
Depreciation and amortization	41,759	3,253	6,677	600	45,783
	259,092	26,771	59,022	3,876	295,219
Retained interest and interest income — Stapleton	24,169	2,417	—	—	21,752
Equity in earnings of unconsolidated real estate entities	10,777	4	(8,582)	—	2,191
Gain on disposition of rental properties	—	—	—	31,397	31,397
Earnings before income taxes	31,962	3,677	—	31,622	59,907
Income tax expense (benefit)					
Current	(9,168)	—	—	(161)	(9,329)
Deferred	20,654	—	—	12,651	33,305
	11,486	—	—	12,490	23,976
Earnings before minority interest and discontinued operations	20,476	3,677	—	19,132	35,931
Minority interest	(3,677)	(3,677)	—	—	—
Earnings from continuing operations	16,799	—	—	19,132	35,931
Discontinued operations, net of tax and minority interest					
Earnings from Lumber Group	1,409	—	—	—	1,409
Earnings from rental properties	153	—	—	(153)	—
Gain on disposition of rental properties	18,979	—	—	(18,979)	—
	20,541	—	—	(19,132)	1,409
Net earnings	$ 37,340	$ —	$ —	$ —	$ 37,340

22

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Consolidated Earnings Information — Nine Months Ended October 31, 2004 (Unaudited)

	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$762,152	$108,358	$200,670	$ 16,753	$871,217
Expenses					
Operating expenses	434,704	62,368	118,097	7,401	497,834
Interest expense, including early extinguishment of debt	183,794	20,507	37,722	5,254	206,263
Depreciation and amortization	124,501	8,634	21,186	2,638	139,691
	742,999	91,509	177,005	15,293	843,788
Retained interest and interest income — Stapleton	29,337	2,933	—	—	26,404
Equity in earnings of unconsolidated real estate entities (Note 1)	60,671	—	(55,661)	—	5,010
Gain on disposition of rental properties	—	—	31,996	52,037	84,033
Earnings before income taxes	109,161	19,782	—	53,497	142,876
Income tax expense (benefit)					
Current	(10,417)	—	—	415	(10,002)
Deferred	46,679	—	—	20,675	67,354
	36,262	—	—	21,090	57,352
Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle	72,899	19,782	—	32,407	85,524
Minority interest	(19,782)	(19,782)	—	—	—
Earnings from continuing operations (Note 1)	53,117	—	—	32,407	85,524
Discontinued operations, net of tax and minority interest					
Operating earnings from Lumber Group	5,764	—	—	—	5,764
Operating earnings from rental properties	950	—	—	(950)	—
Loss on disposition of one division of Lumber Group	(661)	—	—	—	(661)
Gain on disposition of rental properties	31,457	—	—	(31,457)	—
	37,510	—	—	(32,407)	5,103
Cumulative effect of change in accounting principle, net of tax	(11,261)	—	—	—	(11,261)
Net earnings	$ 79,366	$ —	$ —	$ —	$ 79,366

Note:

(1) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144, and therefore are reported in continuing operations when sold. For the nine months ended October 31, 2004, three equity method investments were sold including *Chapel Hill Mall*, *Chapel Hill Suburban*, and *Manhattan Town Center Mall*. A pre-tax gain of $31,996,000 ($19,341,000 net of tax) has been reported in equity in earnings of unconsolidated real estate entities in the Consolidated Statement of Earnings and, therefore, are included in Earnings from Continuing Operations. No equity method investments were sold during the three months ended October 31, 2004 or the three and nine months ended October 31, 2003.

23

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Consolidated Earnings Information — Three Months Ended October 31, 2003 (Unaudited)

	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$236,043	$35,480	$67,497	$ 6,830	$274,890
Expenses					
Operating expenses	132,716	20,799	37,695	3,576	153,188
Interest expense	47,449	8,703	14,330	2,470	55,546
Depreciation and amortization	29,643	4,596	9,350	1,015	35,412
	209,808	34,098	61,375	7,061	244,146
Equity in earnings of unconsolidated real estate entities	11,433	—	(6,122)	—	5,311
Gain on disposition of rental properties	—	—	—	6,358	6,358
Earnings before income taxes	37,668	1,382	—	6,127	42,413
Income tax expense (benefit)					
Current	(2,914)	—	—	(305)	(3,219)
Deferred	19,000	—	—	2,729	21,729
	16,086	—	—	2,424	18,510
Earnings before minority interest and discontinued operations	21,582	1,382	—	3,703	23,903
Minority interest	(1,382)	(1,382)	—	—	—
Earnings from continuing operations	20,200	—	—	3,703	23,903
Discontinued operations, net of tax and minority interest					
Operating earnings from Lumber Group	2,069	—	—	—	2,069
Operating loss from rental properties	(141)	—	—	141	—
Gain in disposition of rental properties	3,844	—	—	(3,844)	—
	5,772	—	—	(3,703)	2,069
Net earnings	$ 25,972	$ —	$ —	$ —	$ 25,972

24

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Consolidated Earnings Information — Nine Months Ended October 31, 2003 (Unaudited)

	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$646,709	$111,366	$192,866	$23,160	$751,369
Expenses					
Operating expenses	366,614	65,516	107,605	11,122	419,825
Interest expense, including early extinguishment of debt	144,274	23,722	42,789	6,943	170,284
Provision for decline in real estate	1,624	—	—	773	2,397
Depreciation and amortization	86,953	13,545	23,666	3,404	100,478
	599,465	102,783	174,060	22,242	692,984
Equity in earnings of unconsolidated real estate entities	33,103	—	(18,806)	—	14,297
Loss on securities	(431)	—	—	6,446	6,015
Earnings before income taxes	79,916	8,583	—	7,364	78,697
Income tax expense					
Current	36	—	—	1,749	1,785
Deferred	30,542	—	—	1,161	31,703
	30,578	—	—	2,910	33,488
Earnings before minority interest and discontinued operations	49,338	8,583	—	4,454	45,209
Minority interest	(8,583)	(8,583)	—	—	—
Earnings from continuing operations	40,755	—	—	4,454	45,209
Discontinued operations, net of tax and minority interest					
Operating earnings from Lumber Group	2,158	—	—	—	2,158
Operating earnings from rental properties	557	—	—	(557)	—
Gain on disposition of rental properties	3,897	—	—	(3,897)	—
	6,612	—	—	(4,454)	2,158
Net earnings	$ 47,367	$ —	$ —	$ —	$ 47,367

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

The following schedules on pages 26-27 present information on investments in and advances to real estate affiliates.

Investments in and Advances to Real Estate Affiliates

Included in Investments in and Advances to Real Estate Affiliates in the Consolidated Balance Sheet Information tables are unconsolidated investments in entities which we do not control or are not the primary beneficiary, and which are accounted for under the equity method of accounting, as well as advances to other partners. Summarized financial information for the equity method investments is as follows:

	Combined (100%) (GAAP)		Pro-Rata Share (non-GAAP)	
	October 31, 2004	January 31, 2004	October 31, 2004	January 31, 2004
	(in thousands)		*(in thousands)*	
Balance Sheet:				
Completed rental properties	**$1,757,105**	$2,375,832	**$ 906,766**	$ 996,506
Projects under development	**257,212**	263,687	**109,952**	123,578
Land held for development or sale	**166,265**	104,851	**88,137**	49,607
Investments in and advances to real estate affiliates — syndicated residential partnerships [1]	**—**	—	**—**	40,790
Accumulated depreciation	**(462,971)**	(499,297)	**(243,201)**	(215,350)
Restricted cash [2]	**372,229**	50,503	**65,732**	23,059
Other assets [3]	**525,404**	195,765	**140,711**	79,305
Total Assets	**$2,615,244**	$2,491,341	**$1,068,097**	$1,097,495
Mortgage debt, nonrecourse	**$1,919,483**	$2,153,443	**$ 849,225**	$ 910,866
Advances from general partner	**—**	1,385	**—**	—
Other liabilities [3]	**352,207**	166,907	**114,432**	67,205
Members' and partners' equity [3]	**343,554**	169,606	**104,440**	119,424
Total Liabilities and Partners' Equity	**$2,615,244**	$2,491,341	**$1,068,097**	$1,097,495

Three Months Ended October 31,	**2004**	2003	**2004**	2003
Operations:				
Revenues	**$ 142,905**	$ 121,894	**$ 67,608**	$ 67,497
Equity in earnings of unconsolidated entities on a pro-rata basis	**—**	—	**2,191**	5,311
Operating expenses	**(84,547)**	(67,586)	**(39,402)**	(37,695)
Interest expense	**(26,505)**	(26,213)	**(12,943)**	(14,330)
Depreciation and amortization	**(16,529)**	(17,327)	**(6,677)**	(9,350)
Net Earnings (pre-tax)	**$ 15,324**	$ 10,768	**$ 10,777**	$ 11,433

Nine Months Ended October 31,	**2004**	2003	**2004**	2003
Operations:				
Revenues	**$ 398,366**	$ 415,624	**$ 200,670**	$ 192,866
Equity in earnings of unconsolidated entities on a pro-rata basis	**—**	—	**5,010**	14,297
Operating expenses	**(230,080)**	(226,294)	**(118,097)**	(107,605)
Interest expense	**(75,477)**	(95,987)	**(37,722)**	(42,789)
Depreciation and amortization	**(44,877)**	(55,370)	**(21,186)**	(23,666)
Gain on disposition of operating properties [4]	**61,427**	—	**31,996**	—
Net Earnings (pre-tax)	**$ 109,359**	$ 37,973	**$ 60,671**	$ 33,103

Investments in and Advances to Real Estate Affiliates (continued)

Following is a reconciliation of partners' equity to our carrying value in the Consolidated Balance Sheet information presented above:

	October 31, 2004	January 31, 2004
Members' and Partners' equity, as above	**$343,554**	$169,606
Equity of other members and partners	**239,114**	51,567
Company's investment in partnerships	**104,440**	118,039
Advances to partnerships, as above	**—**	1,385
Advances to other real estate affiliates [5]	**352,460**	313,160
Investments in and advances to real estate affiliates	**$456,900**	$432,584

(1) We are a general partner in several syndicated residential partnerships which were accounted for on the equity method under both full consolidation and pro-rata consolidation at January 31, 2004. Effective February 1, 2004, these investments are now fully consolidated either as the result of the acquisition of our partner's interest or our adoption of FIN No. 46 (R). Summarized balance sheet information as of January 31, 2004 at our economic share is as follows:

Total Assets	$240,362
Total Liabilities	$199,572
Partner's Equity	$ 40,790

(2) The increase in restricted cash from January 31, 2004 to October 31, 2004 primarily relates to escrow deposits for construction loan proceeds for Ohana Military Communities, a 1,952 unit residential development property in Honolulu, Hawaii.

(3) The increase in other assets, other liabilities and members' and partners' equity from January 31, 2004 to October 31, 2004 primarily relates to the Nets acquisition.

(4) The following table shows the detail of gain on disposition of rental properties:

	Nine Months Ended October 31, 2004
	(in thousands)
Chapel Hill Mall (Akron, Ohio)	**$56,455**
Chapel Hill Suburban (Akron, Ohio)	**1,831**
Manhattan Town Center Mall (Manhattan, Kansas)	**3,141**
Total gain on disposition of rental properties	**$61,427**
Company's portion of gain on disposition of rental properties	**$31,996**

(5) As is customary within the real estate industry, we invest in certain real estate projects through joint ventures. We often provide funding of our partners' equity contributions. The most significant partnership for which we provide funding is related to Forest City Ratner Companies, representing the Commercial Group's New York Office operations. We consolidate our investments in these projects. Our partner is the President and Chief Executive Officer of Forest City Ratner Companies who is the cousin to five executive officers of our Company. At October 31, 2004 and January 31, 2004 amounts advanced for real estate projects on behalf of this partner, collateralized by this partnership interest, were $81,135 and $114,164, respectively, of the $352,460 and $313,160 presented above for "Advances to other real estate affiliates." These advances entitle us to a preferred return on and of the outstanding balances, which are payable from cash flows of each respective property. Effective February 1, 2004, we modified profit and loss allocation provisions of our arrangement with our partner in the New York operations for certain existing and all prospective property partnerships. These modifications had, and are expected to have, an insignificant financial impact on the Company. During the first quarter of 2004, we have reclassified in our Consolidated Balance Sheet a net amount of approximately $30,000 from investments and advances to real estate affiliates to minority interest, which had no impact to our Consolidated Statements of Earnings or Cash Flows.

We implemented FIN No. 46 (R) on February 1, 2004. As a result, we determined that we are the primary beneficiary of 25 previously unconsolidated VIEs representing 14 properties (19 VIEs representing eight properties in Residential Group, five VIEs/properties in Commercial Group and one VIE/property in Land Development Group). Of these 25 VIEs, 14 VIEs representing 13 properties (nine VIEs/properties in Residential Group, four VIEs/properties in Commercial Group and one VIE/property in Land Development Group) that were previously accounted for using the equity method of accounting have been consolidated. The remaining 11 VIEs representing one property, (10 VIEs in Residential Group and one VIE/property in Commercial Group) that were previously accounted for using the cost method of accounting have also fully been consolidated. In addition, we deconsolidated five properties that were previously consolidated.

Results of Operations

Net Earnings – Our net earnings for the three months ended October 31, 2004 were $37,340,000 versus $25,972,000 for the three months ended October 31, 2003. Net earnings for the nine months ended October 31, 2004 were $79,366,000 versus $47,367,000 for the nine months ended October 31, 2003. The positive fluctuation is primarily attributable to the gain on sale of $19,341,000 related to two regional malls and one specialty retail center during the second quarter of 2004, the gain on sale of $15,348,000 related to the sale of an apartment community during the third quarter of 2004 and the sale of other rental properties and division. In addition, we received and reported revenue of $13,745,000, net of tax related to our retained interest in a trust holding $145,000,000 of bonds. Of this amount, $12,445,000 of net earnings was earned by the retained interest in previous fiscal years and deferred until 2004. The remaining $1,300,000 represents net earnings earned and recognized on the retained interest during the nine months ended October 31, 2004. The positive fluctuation is also attributable to the addition of eight residential communities, four office buildings and four retail centers partially offset by a loss of $985,000 related to our equity investment in the Nets.

Also impacting the change in net earnings is Lumber Group which had net earnings of $1,409,000 for the three months ended October 31, 2004 versus $2,069,000 for the three months ended October 31, 2003. The net earnings of Lumber Group for the nine months ended October 31, 2004 were $5,764,000 versus $2,158,000 for the nine months ended October 31, 2003. The Lumber Group was sold on November 12, 2004.

Net Operating Income from Real Estate Groups – NOI, a non-GAAP measure, is defined as revenues (excluding straight-line rent adjustments) less operating expenses (including depreciation and amortization for non-real estate groups) plus equity in earnings of unconsolidated entities (excluding gain on disposition of equity method operating properties) plus equity method depreciation and amortization. We believe NOI provides us, as well as our investors, additional information about our core business operations and, along with earnings, is necessary to understand our business and operating results. Under the full consolidation method (GAAP), NOI from the combination of the Commercial Group and the Residential Group ("Real Estate Groups") for the three months ended October 31, 2004 was $115,173,000 compared to $101,386,000 for the three months ended October 31, 2003, a 13.6% increase. NOI for the Real Estate Groups was $355,053,000 for the nine months ended October 31, 2004 compared to $309,311,000 for the nine months ended October 31, 2003. This increase over the comparable period in the prior year is primarily attributable to NOI generated from new properties which include nine residential communities, three office buildings and one retail center opened during the year ended January 31, 2004, as well as the three residential communities, one office building and four retail centers opened thus far in 2004. A reconciliation of NOI to the most comparable GAAP measure, net earnings, is presented on pages 9-10. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 33-46.

Management also analyzes property NOI using the pro-rata consolidation method because it provides operating data at our ownership share, and we publicly disclose and discuss our performance using this method of consolidation to compliment our GAAP disclosures. Under the pro-rata consolidation method, NOI from the Real Estate Groups for the three months ended October 31, 2004 was $119,544,000 compared to $104,835,000 for the three months ended October 31, 2003, a 14.0% increase. Under the pro-rata consolidation method, NOI for the Real Estate Groups was $356,476,000 for the nine months ended October 31, 2004 compared to $318,898,000 for the nine months ended October 31, 2003. Comparable NOI for the third quarter increased 2.5% compared to an increase of 2.9% for the previous quarter. In spite of flat third quarter results, comparable NOI for our retail portfolio is up 1.7% year to date. Our office portfolio has generated a 3.7% comparable increase for the quarter, and a year-to-date increase of 3.1%.

EBDT – We use an additional measure, along with net earnings, to report our operating results. This non-GAAP measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by GAAP and may not be directly comparable to similarly-titled measures reported by other companies.

We believe that EBDT provides additional information about our core operations and, along with net earnings, is necessary to understand our operating results. EBDT is used by the chief operating decision maker and management in assessing operating performance and to consider capital requirements and allocation of resources by segment and on a consolidated basis. We believe EBDT is important to investors because it provides another method for the investor to measure our long term operating performance as net earnings can vary from year to year due to property dispositions, acquisitions and other factors that have a short-term impact.

EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges from real estate operations of Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization (including amortization of mortgage procurement costs) and deferred income taxes;

iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax). Unlike the real estate segments, EBDT for the Nets segment equals net earnings of the equity method investment.

EBDT is reconciled to net earnings, the most comparable financial measure calculated in accordance with GAAP below. The adjustment to recognize rental revenues and rental expenses on the straight-line method is excluded because it is management's opinion that rental revenues and expenses should be recognized when due from the tenants or due to the landlord. We exclude depreciation and amortization expense related to real estate operations from EBDT because we believe the values of our properties, in general, have appreciated over time in excess of their original cost. Deferred taxes from real estate operations, which are the result of timing differences of certain net expense items deducted in a future year for federal income tax purposes, are excluded until the year in which they are reflected in our current tax provision. The provision for decline in real estate is excluded from EBDT because it varies from year to year based on factors unrelated to our overall financial performance and is related to the ultimate gain on dispositions of operating properties. Our EBDT may not be directly comparable to similarly-titled measures reported by other companies.

Our EBDT for the three months ended October 31, 2004 grew by 18.2% to $82,585,000 from $69,896,000 for the three months ended October 31, 2003. Our EBDT for the nine months ended October 31, 2004 grew by 21.6% to $208,701,000 from $171,581,000 for the nine months ended October 31, 2003. The positive fluctuation is primarily attributable to the addition of eight residential communities, four office buildings and five retail centers added to our portfolio in 2003 and 2004 and a non-recurring expense related to the write-off of bond issuance costs on bonds that were retired during the second quarter of 2003. In addition, we received and reported revenue related to our retained interest in a trust holding $145,000,000 of bonds. As a result, EBDT increased by approximately $13,745,000. Of this amount, $12,445,000 was earned by the retained interest in previous fiscal years and deferred until 2004 under the cost recovery method of revenue recognition. The remaining $1,300,000 represents EBDT earned and recognized on the retained interest during the nine months ended October 31, 2004. The positive fluctuation in EBDT is also attributable to increased development fees at *Twelve MetroTech Center* in Brooklyn, New York, and our continued tax management initiatives to decrease our current tax provision, thereby increasing deferred taxes.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of EBDT - The information in the tables on pages 33-46 present amounts for both full consolidation and pro-rata consolidation, providing a reconciliation of the difference between the two methods, as well as a reconciliation from NOI to EBDT to net earnings. Under the pro-rata consolidation method, we present our partnership investments proportionate to our pro-rata share for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed under our control or if we are deemed to be the primary beneficiary for investments in the VIEs, or on the equity method of accounting if we do not have control or are not the primary beneficiary for investments in VIEs.

Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes [2] (EBDT)

	Three Months Ended October 31, 2004	2003	Nine Months Ended October 31, 2004	2003
	(in thousands)		*(in thousands)*	
Net earnings	**$ 37,340**	$25,972	**$ 79,366**	$ 47,367
Depreciation and amortization — Real Estate Groups [5]	**45,067**	34,859	**137,734**	98,851
Depreciation and amortization — equity method investments [3]	**—**	133	**237**	380
Deferred income tax expense — Real Estate Groups [6]	**34,540**	17,948	**65,949**	32,231
Deferred income tax expense (benefit) — Non Real Estate Groups: [6]				
Gain on disposition of other investments	**—**	—	**—**	(179)
Loss on disposition of one division of Lumber Group	**—**	—	**89**	—
Current income tax expense on non-operating earnings: [6]				
Gain on disposition of other investments	**—**	—	**—**	9
Gain on disposition included in discontinued operations	**219**	(4)	**(140)**	1,725
Gain on disposition recorded on equity method	**—**	—	**(209)**	—
Straight-line rent adjustment [4]	**(3,184)**	(2,654)	**(2,646)**	(5,185)
Provision for decline in real estate, net of minority interest	**—**	—	**—**	1,624
Gain on disposition recorded on equity method	**—**	—	**(31,996)**	—
Gain on disposition of other investments	**—**	—	**—**	431
Discontinued operations: [1]				
Gain on disposition of rental properties	**(31,625)**	(6,358)	**(52,931)**	(6,769)
Loss on disposition of one division of Lumber Group	**—**	—	**1,093**	—
Provision for decline	**—**	—	**—**	1,104
Minority interest	**228**	—	**894**	(8)
Cumulative effect of change in accounting principle, net of tax	**—**	—	**11,261**	—
Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) [2]	**$ 82,585**	$69,896	**$208,701**	$171,581

30

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) [2] (continued)

1) Pursuant to the definition of a component of an entity of SFAS No. 144, assuming no significant continuing involvement, all earnings of properties and a division which have been sold or held for sale are reported as discontinued operations.

2) The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations, and along with net earnings, is necessary to understand its operating results. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization (including amortization of mortgage procurement costs) and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

3) Amount represents depreciation expense for certain properties accounted for on the equity method of accounting under both full consolidation and pro-rata consolidation (a non-GAAP financial measure). See our discussion of pro-rata consolidation in the preceding narrative. See Investments and Advances to Real Estate Affiliates on pages 26-27 for discussion of these properties.

4) The Company recognizes minimum rents on a straight-line basis over the term of the related lease pursuant to the provision of SFAS No. 13, "Accounting for Leases." The straight-line rent adjustment is recorded as an increase or decrease to revenue from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., with the applicable offset to either accounts receivable or accounts payable, as appropriate.

5) The following table provides detail of Depreciation and Amortization. The Company's Real Estate Groups are owned by Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large development projects.

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2004	2003	2004	2003
Full Consolidation	$41,759	$29,643	$124,501	$ 86,953
Non-Real Estate Groups	(531)	(483)	(1,614)	(1,477)
Real Estate Groups Full Consolidation	41,228	29,160	122,887	85,476
Real Estate Groups related to minority interest	(3,253)	(4,596)	(8,634)	(13,545)
Real Estate Groups Equity Method	6,492	9,280	20,843	23,516
Real Estate Group Discontinued Operations	600	1,015	2,638	3,404
Real Estate Groups Pro-Rata Consolidation	$45,067	$34,859	$137,734	$ 98,851

31

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) [2] (continued)

(6) The following table provides detail of Income Tax Expense (Benefit):

	Three Months Ended October 31, 2004	Three Months Ended October 31, 2003	Nine Months Ended October 31, 2004	Nine Months Ended October 31, 2003
	(in thousands)		*(in thousands)*	
(A) Operating earnings				
Current	**$ (9,168)**	$ (2,914)	**$(10,208)**	$ 27
Deferred	**20,654**	19,000	**33,815**	31,363
	11,486	16,086	**23,607**	31,390
(B) Deferred tax on provision for decline in real estate	**—**	—	**—**	(642)
(C) Loss on disposition of other investments				
Current	**—**	—	**—**	9
Deferred — Non-Real Estate Groups	**—**	—	**—**	(179)
	—	—	**—**	(170)
(D) Gain on disposition recorded on equity method				
Current	**—**	—	**(209)**	—
Deferred	**—**	—	**12,864**	—
	—	—	**12,655**	—
Subtotal (A) (B) (C) (D)				
Current	**(9,168)**	(2,914)	**(10,417)**	36
Deferred	**20,654**	19,000	**46,679**	30,542
Income tax expense	**11,486**	16,086	**36,262**	30,578
(E) Discontinued operations — Rental Properties				
Operating earnings				
Current	**(380)**	(301)	**34**	24
Deferred	**452**	211	**476**	643
	72	(90)	**510**	667
Deferred tax on provision for decline in real estate	**—**	—	**—**	(306)
Gain (loss) on disposition of rental properties				
Current	**219**	(4)	**381**	1,725
Deferred	**12,199**	2,518	**20,199**	824
	12,418	2,514	**20,580**	2,549
	12,490	2,424	**21,090**	2,910
Subtotal (A) (B) (C) (D) (E)				
Current	**(9,329)**	(3,219)	**(10,002)**	1,785
Deferred	**33,305**	21,729	**67,354**	32,009
	$23,976	$18,510	**$ 57,352**	$ 33,794
(F) Discontinued operations — Lumber Group				
Operating earnings				
Current	**2,289**	788	**4,212**	1,378
Deferred	**(1,237)**	870	**(117)**	771
	1,052	1,658	**4,095**	2,149
Loss on disposition of one division of Lumber Group				
Current	**—**	—	**(521)**	—
Deferred	**—**	—	**89**	—
	—	—	**(432)**	—
	13,542	4,082	**24,753**	5,059
Grand Total (A) (B) (C) (D) (E) (F)				
Current	**(7,040)**	(2,431)	**(6,311)**	3,163
Deferred	**32,068**	22,599	**67,326**	32,780
	25,028	20,168	**61,015**	35,943
Recap of Grand Total:				
Real Estate Groups				
Current	**(7,176)**	1,933	**3,217**	14,724
Deferred	**34,540**	17,948	**65,949**	32,231
	27,364	19,881	**69,166**	46,955
Non-Real Estate Groups				
Current	**136**	(4,364)	**(9,528)**	(11,561)
Deferred	**(2,472)**	4,651	**1,377**	549
	(2,336)	287	**(8,151)**	(11,012)
Grand Total	**$25,028**	$20,168	**$ 61,015**	$ 35,943

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended October 31, 2004 (in thousands)

	Commercial Group 2004					Residential Group 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$181,867	$22,750	$25,913	$ 1,000	$186,030	$ 52,410	$3,772	$29,767	$ 3,101	$ 81,506
Exclude straight-line rent adjustment	(4,995)	—	—	(202)	(5,197)	80	—	—	—	80
Adjusted revenues	176,872	22,750	25,913	798	180,833	52,490	3,772	29,767	3,101	81,586
Operating expenses, including depreciation and amortization for non-Real Estate Groups	96,068	13,823	14,634	422	97,301	33,549	2,613	16,022	1,516	48,474
Exclude straight-line rent adjustment	(1,942)	—	—	9	(1,933)	—	—	—	—	—
Adjusted operating expenses	94,126	13,823	14,634	431	95,368	33,549	2,613	16,022	1,516	48,474
Retained interest and interest income — Stapleton	—	—	—	—	—	—	—	—	—	—
Add equity in earnings of unconsolidated entities	4,152	4	(3,739)	—	409	2,842	—	(2,284)	—	558
Add back equity method depreciation and amortization expense	2,621	—	(2,621)	—	—	3,871	—	(3,871)	—	—
Net operating income	**89,519**	**8,931**	**4,919**	**367**	**85,874**	**25,654**	**1,159**	**7,590**	**1,585**	**33,670**
Interest expense	45,069	5,264	4,919	157	44,881	11,094	993	7,590	1,181	18,872
Income tax expense (benefit)	(8,003)	—	—	(404)	(8,407)	(7,095)	—	—	24	(7,071)
Minority interest in earnings before depreciation and amortization	3,667	3,667	—	—	—	166	166	—	—	—
Add: EBDT from discontinued operations	614	—	—	(614)	—	380	—	—	(380)	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 49,400**	**$ —**	**$ —**	**$ —**	**$ 49,400**	**$ 21,869**	**$ —**	**$ —**	**$ —**	**$ 21,869**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 49,400	$ —	$ —	$ —	$ 49,400	$ 21,869	$ —	$ —	$ —	$ 21,869
Depreciation and amortization — Real Estate Groups	(30,791)	—	—	(210)	(31,001)	(13,635)	—	—	(390)	(14,025)
Deferred taxes — Real Estate Groups	(13,545)	—	—	(473)	(14,018)	(7,145)	—	—	21	(7,124)
Straight-line rent adjustment	3,053	—	—	211	3,264	(80)	—	—	—	(80)
Gain on disposition of rental properties, net of tax	—	—	—	3,631	3,631	—	—	—	15,348	15,348
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	(210)	—	—	210	—	(390)	—	—	390	—
Deferred taxes — Real Estate Groups	(473)	—	—	473	—	21	—	—	(21)	—
Straight-line rent adjustment	211	—	—	(211)	—	—	—	—	—	—
Gain on disposition of rental properties	3,631	—	—	(3,631)	—	15,348	—	—	(15,348)	—
Net earnings	**$ 11,276**	**$ —**	**$ —**	**$ —**	**$ 11,276**	**$ 15,988**	**$ —**	**$ —**	**$ —**	**$ 15,988**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended October 31, 2004 (in thousands) (continued)

	Land Development Group 2004					Lumber Group 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 21,822	$1,505	$ 11,858	$ —	$ 32,175	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	21,822	1,505	11,858	—	32,175	—	—	—	—	—
Operating expenses, including depreciation and amortization for non-Real Estate Groups	10,914	691	7,391	—	17,614	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	10,914	691	7,391	—	17,614	—	—	—	—	—
Retained interest and interest income — Stapleton	24,169	2,417	—	—	21,752	—	—	—	—	—
Add equity in earnings of unconsolidated entities	5,413	—	(4,189)	—	1,224	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	**40,490**	**3,231**	**278**	**—**	**37,537**	**—**	**—**	**—**	**—**	**—**
Interest expense	2,136	134	278	—	2,280	—	—	—	—	—
Income tax expense (benefit)	8,418	—	—	—	8,418	—	—	—	—	—
Minority interest in earnings before depreciation and amortization	3,097	3,097	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	1,409	—	—	—	1,409
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 26,839**	**$ —**	**$ —**	**$ —**	**$ 26,839**	**$1,409**	**$ —**	**$ —**	**$ —**	**$1,409**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 26,839	$ —	$ —	$ —	$ 26,839	$1,409	$ —	$ —	$ —	$1,409
Depreciation and amortization — Real Estate Groups	(41)	—	—	—	(41)	—	—	—	—	—
Deferred taxes — Real Estate Groups	(5,558)	—	—	—	(5,558)	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties	—	—	—	—	—	—	—	—	—	—
Net earnings	**$ 21,240**	**$ —**	**$ —**	**$ —**	**$ 21,240**	**$1,409**	**$ —**	**$ —**	**$ —**	**$1,409**

34

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended October 31, 2004 (in thousands) (continued)

	The Nets 2004					Corporate Activities 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ —	$ —	$ 66	$ —	$ 66	$ 9	$ —	$ —	$ —	$ 9
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	—	—	66	—	66	9	—	—	—	9
Operating expenses, including depreciation and amortization for non-Real Estate Groups	—	—	1,540	—	1,540	9,562	—	—	—	9,562
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	—	—	1,540	—	1,540	9,562	—	—	—	9,562
Retained interest and interest income — Stapleton	—	—	—	—	—	—	—	—	—	—
Add equity in earnings of unconsolidated entities	(1,630)	—	1,630	—	—	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	**(1,630)**	**—**	**156**	**—**	**(1,474)**	**(9,553)**	**—**	**—**	**—**	**(9,553)**
Interest expense	—	—	156	—	156	9,472	—	—	—	9,472
Income tax expense (benefit)	(645)	—	—	—	(645)	(3,078)	—	—	—	(3,078)
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	—	—	—	—	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ (985)**	**$ —**	**$ —**	**$ —**	**$ (985)**	**$(15,947)**	**$ —**	**$ —**	**$ —**	**$(15,947)**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (985)	$ —	$ —	$ —	$ (985)	$(15,947)	$ —	$ —	$ —	$(15,947)
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred Taxes — Real Estate Groups	—	—	—	—	—	4,359	—	—	—	4,359
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred Taxes – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties	—	—	—	—	—	—	—	—	—	—
Net earnings	**$ (985)**	**$ —**	**$ —**	**$ —**	**$ (985)**	**$(11,588)**	**$ —**	**$ —**	**$ —**	**$(11,588)**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended October 31, 2004 (in thousands) (continued)

	Total 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$256,108	$28,027	$67,604	$ 4,101	$299,786
Exclude straight-line rent adjustment	(4,915)	—	—	(202)	(5,117)
Adjusted revenues	251,193	28,027	67,604	3,899	294,669
Operating expenses, including depreciation and amortization for non-Real Estate Groups	150,093	17,127	39,587	1,938	174,491
Exclude straight-line rent adjustment	(1,942)	—	—	9	(1,933)
Adjusted operating expenses	148,151	17,127	39,587	1,947	172,558
Retained interest and interest income — Stapleton	24,169	2,417	—	—	21,752
Add equity in earnings of unconsolidated entities	10,777	4	(8,582)	—	2,191
Add back equity method depreciation and amortization expense	6,492	—	(6,492)	—	—
Net operating income	**144,480**	**13,321**	**12,943**	**1,952**	**146,054**
Interest expense	67,771	6,391	12,943	1,338	75,661
Income tax expense (benefit)	(10,403)	—	—	(380)	(10,783)
Minority interest in earnings before depreciation and amortization	6,930	6,930	—	—	—
Add: EBDT from discontinued operations	2,403	—	—	(994)	1,409
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 82,585**	**$ —**	**$ —**	**$ —**	**$ 82,585**
Reconciliation to net earnings:					
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 82,585	$ —	$ —	$ —	$ 82,585
Depreciation and amortization — Real Estate Groups	(44,467)	—	—	(600)	(45,067)
Deferred taxes — Real Estate Groups	(21,889)	—	—	(452)	(22,341)
Straight-line rent adjustment	2,973	—	—	211	3,184
Gain on disposition of rental properties, net of tax	—	—	—	18,979	18,979
Discontinued operations, net of tax and minority interest:					
Depreciation and amortization — Real Estate Groups	(600)	—	—	600	—
Deferred taxes — Real Estate Groups	(452)	—	—	452	—
Straight-line rent adjustment	211	—	—	(211)	—
Gain on disposition of rental properties	18,979	—	—	(18,979)	—
Net earnings	**$ 37,340**	**$ —**	**$ —**	**$ —**	**$ 37,340**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Nine Months Ended October 31, 2004 (in thousands)

	Commercial Group 2004					Residential Group 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$539,120	$93,034	$ 76,417	$ 6,232	$528,735	$151,477	$10,940	$ 88,455	$ 10,521	$239,513
Exclude straight-line rent adjustment	(10,200)	—	—	(849)	(11,049)	148	—	—	—	148
Adjusted revenues	528,920	93,034	76,417	5,383	517,686	151,625	10,940	88,455	10,521	239,661
Operating expenses, including depreciation and amortization for non-Real Estate Groups	275,501	52,498	45,211	1,898	270,112	94,677	7,496	48,280	5,503	140,964
Exclude straight-line rent adjustment	(8,250)	—	—	(5)	(8,255)	—	—	—	—	—
Adjusted operating expenses	267,251	52,498	45,211	1,893	261,857	94,677	7,496	48,280	5,503	140,964
Retained interest and interest income — Stapleton	—	—	—	—	—	—	—	—	—	—
Add equity in earnings of unconsolidated entities	40,014	—	(38,920)	—	1,094	7,338	—	(6,719)	—	619
Remove gain on disposition recorded on equity method	(31,996)	—	31,996	—	—	—	—	—	—	—
Add back equity method depreciation and amortization expense	8,868	—	(8,868)	—	—	12,212	—	(11,975)	—	237
Net operating income	**278,555**	**40,536**	**15,414**	**3,490**	**256,923**	**76,498**	**3,444**	**21,481**	**5,018**	**99,553**
Interest expense	121,785	17,774	15,414	1,553	120,978	30,856	2,513	21,481	3,701	53,525
Income tax expense (benefit)	(4,708)	—	—	(89)	(4,797)	(9,635)	—	—	123	(9,512)
Minority interest in earnings before depreciation and amortization	22,762	22,762	—	—	—	931	931	—	—	—
Add: EBDT from discontinued operations	2,026	—	—	(2,026)	—	1,194	—	—	(1,194)	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$140,742**	**$ —**	**$ —**	**$ —**	**$140,742**	**$ 55,540**	**$ —**	**$ —**	**$ —**	**$ 55,540**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$140,742	$ —	$ —	$ —	$140,742	$ 55,540	$ —	$ —	$ —	$ 55,540
Depreciation and amortization — Real Estate Groups	(93,763)	—	—	(952)	(94,715)	(41,579)	—	—	(1,686)	(43,265)
Deferred taxes — Real Estate Groups	(22,472)	—	—	(746)	(23,218)	(10,118)	—	—	270	(9,848)
Straight-line rent adjustment	1,950	—	—	844	2,794	(148)	—	—	—	(148)
Gain (loss) on disposition of rental properties, net of tax	—	—	—	4,322	4,322	—	—	—	27,135	27,135
Gain on disposition recorded on equity method, net of tax	19,341	—	—	—	19,341	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax	(477)	—	—	—	(477)	(10,784)	—	—	—	(10,784)
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	(952)	—	—	952	—	(1,686)	—	—	1,686	—
Deferred taxes — Real Estate Groups	(746)	—	—	746	—	270	—	—	(270)	—
Straight-line rent adjustment	844	—	—	(844)	—	—	—	—	—	—
Loss on disposition of one division of Lumber Group	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties, net of tax	4,322	—	—	(4,322)	—	27,135	—	—	(27,135)	—
Net earnings	**$ 48,789**	**$ —**	**$ —**	**$ —**	**$ 48,789**	**$ 18,630**	**$ —**	**$ —**	**$ —**	**$ 18,630**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Nine Months Ended October 31, 2004 (in thousands) (continued)

	Land Development Group 2004					Lumber Group 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 71,452	$4,384	$ 35,732	$ —	$102,800	$ —	$ —	$ —	$ —	$107,968
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	71,452	4,384	35,732	—	102,800	—	—	—	—	—
Operating expenses, including depreciation and amortization for non-Real Estate Groups	41,978	2,374	23,409	—	63,013	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	41,978	2,374	23,409	—	63,013	—	—	—	—	—
Retained interest and interest income — Stapleton	29,337	2,933	—	—	26,404	—	—	—	—	—
Add equity in earnings of unconsolidated entities	14,949	—	(11,652)	—	3,297	—	—	—	—	—
Remove gain on disposition recorded on equity method	—	—	—	—	—	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	73,760	4,943	671	—	69,488	—	—	—	—	—
Interest expense	4,855	220	671	—	5,306	—	—	—	—	—
Income tax expense (benefit)	21,505	—	—	—	21,505	—	—	—	—	—
Minority interest in earnings before depreciation and amortization	4,723	4,723	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	5,764	—	—	—	5,764
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 42,677	$ —	$ —	$ —	$ 42,677	$ 5,764	$ —	$ —	$ —	$ 5,764
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 42,677	$ —	$ —	$ —	$ 42,677	$ 5,764	$ —	$ —	$ —	$ 5,764
Depreciation and amortization — Real Estate Groups	9	—	—	—	9	—	—	—	—	—
Deferred taxes — Real Estate Groups	(3,998)	—	—	—	(3,998)	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain (loss) on disposition of rental properties and division, net of tax	—	—	—	—	—	—	—	—	—	—
Gain on disposition recorded on equity method, net of tax	—	—	—	—	—	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Loss on disposition of one division of Lumber Group	—	—	—	—	—	(661)	—	—	—	(661)
Gain on disposition of rental properties	—	—	—	—	—	—	—	—	—	—
Net earnings	$ 38,688	$ —	$ —	$ —	$ 38,688	$ 5,103	$ —	$ —	$ —	$ 5,103

38

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Nine Months Ended October 31, 2004 (in thousands) (continued)

	The Nets					Corporate Activities 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ —	$ —	$ 66	$ —	$ 66	$ 103	$ —	$ —	$ —	$ 103
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	—	—	66	—	66	103	—	—	—	103
Operating expenses, including depreciation and amortization for non-Real Estate Groups	—	—	1,540	—	1,540	24,162	—	—	—	24,162
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	—	—	1,540	—	1,540	24,162	—	—	—	24,162
Retained interest and interest income — Stapleton	—	—	—	—	—	—	—	—	—	—
Add equity in earnings of unconsolidated entities	(1,630)	—	1,630	—	—	—	—	—	—	—
Remove gain on disposition recorded on equity method	—	—	—	—	—	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	(1,630)	—	156	—	(1,474)	(24,059)	—	—	—	(24,059)
Interest expense	—	—	156	—	156	26,298	—	—	—	26,298
Income tax expense (benefit)	(645)	—	—	—	(645)	(15,320)	—	—	—	(15,320)
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	—	—	—	—	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (985)	$ —	$ —	$ —	$ (985)	$(35,037)	$ —	$ —	$ —	$(35,037)
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (985)	$ —	$ —	$ —	$ (985)	$(35,037)	$ —	$ —	$ —	$(35,037)
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes — Real Estate Groups	—	—	—	—	—	4,178	—	—	—	4,178
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain (loss) on disposition of rental properties and division, net of tax	—	—	—	—	—	—	—	—	—	—
Gain on disposition recorded on equity method, net of tax	—	—	—	—	—	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Loss on disposition of one division of Lumber Group	—	—	—	—	—	—	—	—	—	—
Gain (loss) on disposition of rental properties and division, net of tax	—	—	—	—	—	—	—	—	—	—
Net earnings	$ (985)	$ —	$ —	$ —	$ (985)	$(30,859)	$ —	$ —	$ —	$(30,859)

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Nine Months Ended October 31, 2004 (in thousands) (continued)

	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			Total 2004		
Revenues from real estate operations	$ 762,152	$108,358	$200,670	$ 16,753	$ 871,217
Exclude straight-line rent adjustment	(10,052)	—	—	(849)	(10,901)
Adjusted revenues	752,100	108,358	200,670	15,904	860,316
Operating expenses, including depreciation and amortization for non-Real Estate Groups	436,318	62,368	118,440	7,401	499,791
Exclude straight-line rent adjustment	(8,250)	—	—	(5)	(8,255)
Adjusted operating expenses	428,068	62,368	118,440	7,396	491,536
Retained interest and interest income — Stapleton	29,337	2,933	—	—	26,404
Add equity in earnings of unconsolidated entities	60,671	—	(55,661)	—	5,010
Remove gain on disposition recorded on equity method	(31,996)	—	31,996	—	—
Add back equity method depreciation and amortization expense	21,080	—	(20,843)	—	237
Net operating income	403,124	48,923	37,722	8,508	400,431
Interest expense	183,794	20,507	37,722	5,254	206,263
Income tax expense (benefit)	(8,803)	—	—	34	(8,769)
Minority interest in earnings before depreciation and amortization	28,416	28,416	—	—	—
Add: EBDT from discontinued operations	8,984	—	—	(3,220)	5,764
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 208,701	$ —	$ —	$ —	$ 208,701
Reconciliation to net earnings:					
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 208,701	$ —	$ —	$ —	$ 208,701
Depreciation and amortization — Real Estate Groups	(135,333)	—	—	(2,638)	(137,971)
Deferred taxes — Real Estate Groups	(32,410)	—	—	(476)	(32,886)
Straight-line rent adjustment	1,802	—	—	844	2,646
Gain (loss) on disposition of rental properties	—	—	—	31,457	31,457
Gain on disposition recorded on equity method, net of tax	19,341	—	—	—	19,341
Cumulative effect of change in accounting principle, net of tax	(11,261)	—	—	—	(11,261)
Discontinued operations, net of tax and minority interest:					
Depreciation and amortization — Real Estate Groups	(2,638)	—	—	2,638	—
Deferred taxes — Real Estate Groups	(476)	—	—	476	—
Straight-line rent adjustment	844	—	—	(844)	—
Gain on disposition of rental properties	31,457	—	—	(31,457)	—
Loss on disposition of one division of Lumber Group	(661)	—	—	—	(661)
Net earnings	$ 79,366	$ —	$ —	$ —	$ 79,366

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended October 31, 2003 (in thousands)

	Commercial Group 2003					Residential Group 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$153,074	$32,021	$36,963	$2,456	$160,472	$33,124	$1,657	$22,154	$ 4,374	$57,995
Exclude straight-line rent adjustment	(3,701)	—	—	(287)	(3,988)	(220)	—	—	—	(220)
Adjusted revenues	149,373	32,021	36,963	2,169	156,484	32,904	1,657	22,154	4,374	57,775
Operating expenses, including depreciation and amortization for non-Real Estate Groups	79,052	18,549	20,403	784	81,690	18,511	1,258	11,850	2,792	31,895
Exclude straight-line rent adjustment	(1,547)	—	—	(7)	(1,554)	—	—	—	—	—
Adjusted operating expenses	77,505	18,549	20,403	777	80,136	18,511	1,258	11,850	2,792	31,895
Add equity in earnings of unconsolidated entities	1,513	—	(1,520)	—	(7)	4,199	—	(1,718)	—	2,481
Add back equity method depreciation and amortization expense	6,204	—	(6,204)	—	—	3,209	—	(3,076)	—	133
Net operating income	79,585	13,472	8,836	1,392	76,341	21,801	399	5,510	1,582	28,494
Interest expense	35,077	8,481	8,836	741	36,173	5,108	222	5,510	1,729	12,125
Income tax expense (benefit)	(213)	—	—	(17)	(230)	(809)	—	—	(283)	(1,092)
Minority interest in earnings before depreciation and amortization	4,991	4,991	—	—	—	177	177	—	—	—
Add: EBDT from discontinued operations	668	—	—	(668)	—	136	—	—	(136)	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 40,398	$ —	$ —	$ —	$ 40,398	$17,461	$ —	$ —	$ —	$17,461
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 40,398	$ —	$ —	$ —	$ 40,398	$17,461	$ —	$ —	$ —	$17,461
Depreciation and amortization — Real Estate Groups	(26,524)	—	—	(374)	(26,898)	(7,435)	—	—	(641)	(8,076)
Deferred taxes — Real Estate Groups	(7,367)	—	—	(237)	(7,604)	(4,678)	—	—	26	(4,652)
Straight-line rent adjustment	2,154	—	—	280	2,434	220	—	—	—	220
Gain on disposition of rental properties, net of tax	—	—	—	—	—	—	—	—	3,844	3,844
Discontinued operations, net of tax:										
Depreciation and amortization — Real Estate Groups	(374)	—	—	374	—	(641)	—	—	641	—
Deferred taxes — Real Estate Groups	(237)	—	—	237	—	26	—	—	(26)	—
Straight-line rent adjustment	280	—	—	(280)	—	—	—	—	—	—
Gain on disposition of rental properties	—	—	—	—	—	3,844	—	—	(3,844)	—
Net earnings	$ 8,330	$ —	$ —	$ —	$ 8,330	$ 8,797	$ —	$ —	$ —	$ 8,797

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended October 31, 2003 (in thousands) (continued)

	Land Development Group 2003					Lumber Group 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 49,734	$1,802	$ 8,380	$ —	$56,312	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	49,734	1,802	8,380	—	56,312	—	—	—	—	—
Operating expenses, including depreciation and amortization for non-Real Estate Groups	28,709	992	5,512	—	33,229	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	28,709	992	5,512	—	33,229	—	—	—	—	—
Add equity in earnings of unconsolidated entities	5,721	—	(2,884)	—	2,837	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	26,746	810	(16)	—	25,920	—	—	—	—	—
Interest expense	806	—	(16)	—	790	—	—	—	—	—
Income tax provision (benefit)	8,827	—	—	—	8,827	—	—	—	—	—
Minority interest in earnings before depreciation and amortization	810	810	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	2,070	—	—	—	2,070
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 16,303	$ —	$ —	$ —	$16,303	$2,070	$ —	$ —	$ —	$2,070
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 16,303	$ —	$ —	$ —	$16,303	$2,070	$ —	$ —	$ —	$2,070
Depreciation and amortization — Real Estate Groups	(18)	—	—	—	(18)	—	—	—	—	—
Deferred taxes — Real Estate Groups	(1,212)	—	—	—	(1,212)	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes — Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties	—	—	—	—	—	—	—	—	—	—
Net earnings	$ 15,073	$ —	$ —	$ —	$15,073	$2,070	$ —	$ —	$ —	$2,070

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended October 31, 2003 (in thousands) (continued)

	Corporate Activities 2003					Total 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 111	$ —	$ —	$ —	$ 111	$236,043	$35,480	$67,497	$ 6,830	$274,890
Exclude straight-line rent adjustment	—	—	—	—	—	(3,921)	—	—	(287)	(4,208)
Adjusted revenues	111	—	—	—	111	232,122	35,480	67,497	6,543	270,682
Operating expenses, including depreciation and amortization for non-Real Estate Groups	6,927	—	—	—	6,927	133,199	20,799	37,765	3,576	153,741
Exclude straight-line rent adjustment	—	—	—	—	—	(1,547)	—	—	(7)	(1,554)
Adjusted operating expenses	6,927	—	—	—	6,927	131,652	20,799	37,765	3,569	152,187
Add equity in earnings of unconsolidated entities	—	—	—	—	—	11,433	—	(6,122)	—	5,311
Add back equity method depreciation and amortization expense	—	—	—	—	—	9,413	—	(9,280)	—	133
Net operating income	(6,816)	—	—	—	(6,816)	121,316	14,681	14,330	2,974	123,939
Interest expense	6,458	—	—	—	6,458	47,449	8,703	14,330	2,470	55,546
Income tax provision (benefit)	(6,938)	—	—	—	(6,938)	867	—	—	(300)	567
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	5,978	5,978	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	2,874	—	—	(804)	2,070
Earnings before depreciation, amortization and deferred taxes (EBDT)	$(6,336)	$ —	$ —	$ —	$(6,336)	$ 69,896	$ —	$ —	$ —	$ 69,896
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$(6,336)	$ —	$ —	$ —	$(6,336)	$ 69,896	$ —	$ —	$ —	$ 69,896
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	(33,977)	—	—	(1,015)	(34,992)
Deferred taxes — Real Estate Groups	(1,962)	—	—	—	(1,962)	(15,219)	—	—	(211)	(15,430)
Straight-line rent adjustment	—	—	—	—	—	2,374	—	—	280	2,654
Gain on disposition of rental properties, net of tax	—	—	—	—	—	—	—	—	3,844	3,844
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	(1,015)	—	—	1,015	—
Deferred taxes — Real Estate Groups	—	—	—	—	—	(211)	—	—	211	—
Straight-line rent adjustment	—	—	—	—	—	280	—	—	(280)	—
Gain on disposition of rental properties	—	—	—	—	—	3,844	—	—	(3,844)	—
Net earnings	$(8,298)	$ —	$ —	$ —	$(8,298)	$ 25,972	$ —	$ —	$ —	$ 25,972

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Nine Months Ended October 31, 2003 (in thousands)

	Commercial Group 2003					Residential Group 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-R Consolid (Non-G/
Revenues from real estate operations	$462,958	$101,694	$112,345	$ 7,697	$481,306	$108,775	$5,555	$63,947	$15,463	$182,6
Exclude straight-line rent adjustment	(7,773)	—	—	(854)	(8,627)	(363)	—	—	—	(3
Adjusted revenues	455,185	101,694	112,345	6,843	472,679	108,412	5,555	63,947	15,463	182,2
Operating expenses, including depreciation and amortization for non-Real Estate Groups	246,320	59,036	62,099	2,189	251,572	58,270	4,291	34,789	8,933	97,7
Exclude straight-line rent adjustment	(3,784)	—	—	(21)	(3,805)	—	—	—	—	
Adjusted operating expenses	242,536	59,036	62,099	2,168	247,767	58,270	4,291	34,789	8,933	97,7
Add equity in earnings of unconsolidated entities	9,086	—	(10,176)	—	(1,090)	13,538	—	(3,408)	—	10,1
Add back equity method depreciation and amortization expense	15,002	—	(15,002)	—	—	8,894	—	(8,514)	—	3
Net operating income	236,737	42,658	25,068	4,675	223,822	72,574	1,264	17,236	6,530	95,0
Interest expense	96,162	23,147	25,068	2,223	100,306	14,562	575	17,236	4,720	35,9
Income tax provision (benefit)	2,653	—	—	227	2,880	4,115	—	—	(203)	3,9
Minority interest in earnings before depreciation and amortization	19,511	19,511	—	—	—	689	689	—	—	
Add: EBDT from discontinued operations	2,225	—	—	(2,225)	—	2,013	—	—	(2,013)	
Earnings before depreciation, amortization and deferred taxes (EBDT)	$120,636	$ —	$ —	$ —	$120,636	$ 55,221	$ —	$ —	$ —	$ 55,2
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$120,636	$ —	$ —	$ —	$120,636	$ 55,221	$ —	$ —	$ —	$ 55,2
Depreciation and amortization — Real Estate Groups	(73,904)	—	—	(1,211)	(75,115)	(21,869)	—	—	(2,193)	(24,0
Deferred taxes — Real Estate Groups	(18,908)	—	—	(592)	(19,500)	(10,373)	—	—	(51)	(10,4
Straight-line rent adjustment	3,989	—	—	833	4,822	363	—	—	—	3
Provision for decline in real estate, net of tax and minority interest	—	—	—	(467)	(467)	(982)	—	—	—	(9
Gain (loss) on disposition of rental properties and other investments, net of tax	—	—	—	(64)	(64)	—	—	—	3,961	3,9
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	(1,211)	—	—	1,211	—	(2,193)	—	—	2,193	
Deferred taxes — Real Estate Groups	(592)	—	—	592	—	(51)	—	—	51	
Straight-line rent adjustment	833	—	—	(833)	—	—	—	—	—	
Provision for decline in real estate, net of tax and minority interest	(467)	—	—	467	—	—	—	—	—	
Gain (loss) on disposition of rental properties	(64)	—	—	64	—	3,961	—	—	(3,961)	
Net earnings	$ 30,312	$ —	$ —	$ —	$ 30,312	$ 24,077	$ —	$ —	$ —	$ 24,0

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Nine Months Ended October 31, 2003 (in thousands) (continued)

	Land Development Group 2003					Lumber Group 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 74,565	$4,117	$16,574	$ —	$ 87,022	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	74,565	4,117	16,574	—	87,022	—	—	—	—	—
Operating expenses, including depreciation and amortization for non-Real Estate Groups	43,896	2,189	10,867	—	52,574	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	43,896	2,189	10,867	—	52,574	—	—	—	—	—
Add equity in earnings of unconsolidated entities	10,479	—	(5,222)	—	5,257	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	**41,148**	**1,928**	**485**	**—**	**39,705**	**—**	**—**	**—**	**—**	**—**
Interest expense	2,233	—	485	—	2,718	—	—	—	—	—
Income tax provision (benefit)	11,788	—	—	—	11,788	—	—	—	—	—
Minority interest in earnings before depreciation and amortization	1,928	1,928	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	2,158	—	—	—	2,158
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 25,199**	**$ —**	**$ —**	**$ —**	**$ 25,199**	**$2,158**	**$ —**	**$ —**	**$ —**	**$2,158**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 25,199	$ —	$ —	$ —	$ 25,199	$2,158	$ —	$ —	$ —	$2,158
Depreciation and amortization – Real Estate Groups	(54)	—	—	—	(54)	—	—	—	—	—
Deferred taxes — Real Estate Groups	(2,948)	—	—	—	(2,948)	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Provision for decline in real estate, net of tax and minority interest	—	—	—	—	—	—	—	—	—	—
Gain (loss) on disposition of rental properties and other investments, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Provision for decline in real estate, net of tax and minority interest	—	—	—	—	—	—	—	—	—	—
Loss on disposition of rental properties	—	—	—	—	—	—	—	—	—	—
Net earnings	**$ 22,197**	**$ —**	**$ —**	**$ —**	**$ 22,197**	**$2,158**	**$ —**	**$ —**	**$ —**	**$2,158**

45

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Nine Months Ended October 31, 2003 (in thousands) (continued)

	Corporate Activities 2003					Total 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 411	$ —	$ —	$ —	$ 411	$646,709	$111,366	$192,866	$23,160	$751,369
Exclude straight-line rent adjustment	—	—	—	—	—	(8,136)	—	—	(854)	(8,990)
Adjusted revenues	411	—	—	—	411	638,573	111,366	192,866	22,306	742,379
Operating expenses, including depreciation and amortization for non-Real Estate Groups	19,605	—	—	—	19,605	368,091	65,516	107,755	11,122	421,452
Exclude straight-line rent adjustment	—	—	—	—	—	(3,784)	—	—	(21)	(3,805)
Adjusted operating expenses	19,605	—	—	—	19,605	364,307	65,516	107,755	11,101	417,647
Add equity in earnings of unconsolidated entities	—	—	—	—	—	33,103	—	(18,806)	—	14,297
Add back equity method depreciation and amortization expense	—	—	—	—	—	23,896	—	(23,516)	—	380
Net operating income	(19,194)	—	—	—	(19,194)	331,265	45,850	42,789	11,205	339,409
Interest expense	31,317	—	—	—	31,317	144,274	23,722	42,789	6,943	170,284
Income tax provision (benefit)	(18,878)	—	—	—	(18,878)	(322)	—	—	24	(298)
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	22,128	22,128	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	6,396	—	—	(4,238)	2,158
Earnings before depreciation, amortization and deferred taxes (EBDT)	$(31,633)	$ —	$ —	$ —	$(31,633)	$171,581	$ —	$ —	$ —	$171,581
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$(31,633)	$ —	$ —	$ —	$(31,633)	$171,581	$ —	$ —	$ —	$171,581
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	(95,827)	—	—	(3,404)	(99,231)
Deferred taxes — Real Estate Groups	517	—	—	—	517	(31,712)	—	—	(643)	(32,355)
Straight-line rent adjustment	—	—	—	—	—	4,352	—	—	833	5,185
Provision for decline in real estate, net of tax and minority interest	—	—	—	—	—	(982)	—	—	(467)	(1,449)
Gain (loss) on disposition of rental properties and other investments, net of tax	(261)	—	—	—	(261)	(261)	—	—	3,897	3,636
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization — Real Estate Groups	—	—	—	—	—	(3,404)	—	—	3,404	—
Deferred taxes — Real Estate Groups	—	—	—	—	—	(643)	—	—	643	—
Straight-line rent adjustment	—	—	—	—	—	833	—	—	(833)	—
Provision for decline in real estate, net of tax and minority interest	—	—	—	—	—	(467)	—	—	467	—
Gain on disposition of operating properties	—	—	—	—	—	3,897	—	—	(3,897)	—
Net earnings	$(31,377)	$ —	$ —	$ —	$(31,377)	$ 47,367	$ —	$ —	$ —	$ 47,367